

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

December 23, 2004


RECD S.E.C.
DEC 3 0 2004
1088

John W. Thomson
Senior Attorney
AT&T Corp.
Room 3A140
One AT&T Way
Bedminster, NJ 07921

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/23/2004

Re: AT&T Corp.
Incoming letter dated December 8, 2004


04052977

Dear Mr. Thomson:

This is in response to your letter dated December 8, 2004 concerning the shareholder proposal submitted to AT&T by Mary F. Morse. We also have received a letter from the proponent dated December 13, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mary F. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

5907



John W. Thomson
Senior Attorney

Room 3A140
One AT&T Way
Bedminster, NJ 07921
908-532-1901 (Voice)
908-234-7871 (Fax)
jwthomson@att.com

December 8, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
Mary F. Morse Family Trust
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement for the Company's 2005 Annual Meeting of Shareowners a proposal and supporting statement (the "Proposal") submitted by Mary F. Morse, Trustee for the Mary F. Morse Family Trust (the "Proponent") by letter dated August 30, 2004, and received by the Company on September 3, 2004. Enclosed are six copies of the Proposal and supporting statement. A copy of this letter is being mailed concurrently to the Proponent advising her of AT&T's intention to omit the proposal from its proxy materials for the 2005 Annual Meeting.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Proposal requests that "Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(b) and Rule 14a-8(f)(1).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b) and RULE 14a-8(f)(1) IF THE PROPONENT IS NOT A RECORD OR BENEFICIAL OWNER OF AT LEAST 1% OR $2,000 IN MARKET VALUE OF SECURITIES ENTITLED FOR VOTE AND HAS HELD SUCH SECURITIES FOR AT LEAST ONE YEAR

Under Rule 14a-8(b)(1), the Proponent shall be a record or beneficial owner of at least 1% or $2,000 in market value of securities entitled to be voted on the Proposal at the meeting and have held such securities for at least one year and shall continue to own such securities through the date on which the meeting is held. The Company notified Proponent of this procedural requirement in letters (see attached) dated September 13, 2004, and September 14, 2004 (each sent within 14 calendar days after receiving the Proposal on September 3, 2004) advising the Proponent that "the SEC rule requires that the proponent of a proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." The Company also advised the Proponent that it had verified with its transfer agent that there were no registered shares held in the name of the Mary F. Morse Family Trust, Mary F. Morse or her spouse, Robert D. Morse. Additionally, in its September 14, 2004 letter, the Company specifically advised the Proponent of the two ways in which she must prove beneficial ownership: either "you must submit to AT&T a written statement from the "record" holder of your securities (usually a bank or a broker) verifying that, at the time you submitted the proposal, that you continuously held the securities for at least one year" or "provide a Schedule 13D, Schedule 13G, Form 4 and/or Form 5" substantiating the ownership requirement.

On September 14, 2004, and September 15, 2004, respectively, Proponent received the Company's letters (see attached FedEx tracking receipts). AT&T received a written response (see attached) from the Proponent dated September 15, 2004. Attached to the September 15, 2004, letter was a photocopy of a written statement from TD Waterhouse, labeled in magic marker "Exhibit of Intrusion Needed," addressed to the Proponent's spouse, Robert D. Morse, dated September 8, 2004, confirming his ownership of 500 shares of Intel Corporation. Proponent also attached a photocopy of a page from a brokerage statement from TD Waterhouse dated March 31, 2004, indicating that on that date the Mary F. Morse Family Trust owned 205 shares of "AT&T Corp. New." The Company responded with a letter (see attached) dated September 24, 2004, which the Proponent received on September 25, 2004 (see attached FedEx tracking receipt). The letter outlined the deficiency in Mrs. Morse's proof of beneficial ownership (in that the written statement evidenced ownership of Intel Corporation by her spouse but not the ownership of AT&T Corp. by her family trust) and advised her again to correct the deficiency. The Proponent responded with a letter dated September 27, 2004. Attached to the September 27 correspondence was a photocopy of a brokerage confirmation statement from Quick & Reilly, Inc. with a trade date of February 6, 1984, indicating the purchase of shares of "American Tel & Tel Co." The photocopy is cut off on the left side so that the number of shares cannot be determined and the name of the purchaser is only partly readable as "... F. Morse." Also attached was a printout from the Internet of an undated TD Waterhouse account statement, one line of which contains a reference to a holding of 205 shares of "AT&T Corp. New." The printout does not contain the name of the account holder. Handwritten in magic marker at the top of the page is the phrase "MARY F. MORSE, TRUSTEE." Nothing further was received from the Proponent.

Accordingly, the Proponent has failed to provide the affirmative written statement from the record holder of the securities required by Rule 14a-8(b)(2)(i) in order to prove ownership of the Company's securities for a period of one year as of the time of the submission of the Proposal. Indeed, the Proponent has provided no evidence of any kind establishing any continuity of ownership or any evidence of ownership at all on the date of submission of the Proposal. According to Division of Corporate Finance, Securities and Exchange Commission, Staff Legal Bulletin No. 14, July 13, 2001, p. 13, "A shareholder must submit an affirmative written statement from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." In view of the fact that the Proponent failed to include an affirmative written statement from the record holder and proof of continuous ownership required by the Rule, the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1). See Telular Corp., November 26, 2003, SBC Communications Inc., January 23, 2002, and AT&T Corp., March 6, 2001.

Based on the foregoing, the Company respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2004 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 532-1901. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,



John W. Thomson

Enclosures

Mary F. Morse, Trustee
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
August 30, 2004

Office of The Secretary
AT&T Corporation
One AT&T Way
Bedminster, NJ 07921

Dear Secretary:

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2005 Proxy Material. I intend to hold stock until beyond the meeting, as required, and expect to be represented at the meeting, as required.

I have had a mild heart attack at the close of 2003 and cannot attend personally, do to the stress involved.

Enclosure: Proposal for Year 2005

Sincerely,

Mary F. Morse, Trustee



Mary F. Morse, Trustee
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
August 30, 2004

Office of The Secretary
AT&T Corporation
One AT&T Way
Bedminster, NJ 07921

PROPOSAL

I, Mary F.Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX, Most major companies register in DE, MD, NJ, NY, and VA with the explanation that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"-- Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil took out $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

Voting out company nominated directors by the shareowners, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration, which has direct effect on retaining assets not actually earned by their position. Keep in mind that the Product or services, and its Advertising and Acceptance are the source of income, not just the ones in top positions. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Mary F. Morse, Trustee




AT&T

September 13, 2004

Mrs. Mary F. Morse
212 Highland Avenue
Moorestown, NJ 08057-1717

Dear Mrs. Morse:

This is in response to your letter to the Office of the Secretary, postmarked September 1, 2004, which AT&T received on September 3, 2004, regarding your request for the inclusion of a shareholder proposal in the 2005 Notice of Annual Meeting and Proxy Statement.

As you know, the inclusion of a proposal in a company's proxy materials, and the conditions that must be met by the proponent, are governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Regulation 240.14a-8 (Proposals of Security Holders). Specifically, SEC Rule 14a-8 (h) (1) requires that the proposal be presented at the annual meeting of shareholders either by the proponent, or by the proponent's representative, who is qualified under state law, to present the proposal on the proponent's behalf. In addition, SEC Rule 14a-8 (b) (1) also requires that the proponent of the proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1 %, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal, and you must continue to hold those securities through the date of the annual meeting.

On September 13, 2004, AT&T's transfer agent, EquiServe, reviewed the registered accounts and share balances for 1) Robert D. Morse, 2) Robert Morse, 3) a joint account for Robert D. Morse and Mary F. Morse, 4) Mary F. Morse, and 5) Mary F. Morse - Family Trust. The account balances on September 13, 2004 are as follows:

Account Number	Shareowner	Share Balance
1. 31162-0833	Robert D. Morse	"0" shares
2. 31161-9994	Robert Morse	"0" shares
3. 31162-0934	Robert D. Morse Mary F. Morse	"0" shares
4. 31160-9890	Mary F. Morse	"0" shares
5. 31160-9991	Mary F. Morse Family Trust	"0" shares

Based on the ownership share balance summary that I have provided, you have not satisfied the SEC ownership requirement of securities with a value of at least $2000, or 1% in market value of the Company's securities entitled to vote. In addition, you have not provided AT&T with any evidence of any additional beneficial ownership of the Company's securities.

In accordance with Rule 14a-8 (f) (1), AT&T hereby provides you with the opportunity to correct the ownership eligibility deficiency that I have referenced. The SEC Rules also require that your response to AT&T's notice on this matter must be postmarked, or transmitted electronically, no later than fourteen days from the date that you receive this notification.

If you have any questions or I can be of any further assistance, please contact me at the following address: Joseph P. Gallagher, Office of the Corporate Secretary, One AT&T Way – Room 3A144J, Bedminster, New Jersey 07921.

Thank you for your interest in AT&T.

Very truly yours,



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Tracking number:	635891818880	**Ship Date:**	Sep 13, 2004
Signed for by:	R.KRORSE	**Weight:**	1.0 lbs.
Delivery Location:	212 HIGHLAND AVE		
Delivery Date:	Sep 14, 2004 09:27		
Recipient:	MRS. MARY F. MORSE 212 HIGHLAND AVE MOORESTOWN , NJ 08057 US	**Shipper:**	GLENN / JOE AT&T CORP / GRE ONE AT&T WAY BEDMINSTER , NJ 07921 US
Reference	G1F/GALLAGHER 908-532-19		

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AT&T

September 14, 2004

Mrs. Mary F. Morse
212 Highland Avenue
Moorestown, NJ 08057-1717

Dear Mrs. Morse:

This is in further reference to my letter of September 13, 2004 regarding your request for the inclusion of a shareowner proposal in the 2005 Notice of Annual Meeting and Proxy Statement and the matter of your ownership eligibility. As you know, our transfer agent, EquiServe, has determined that you do not have a share balance in any of the accounts that I previously referenced. However, if like many shareowners you are not a registered holder, the Company likely does not know that you are a shareowner, or how many shares you own. Therefore, you must prove your eligibility to AT&T in one of two ways. Using the first method, you must submit to AT&T a written statement from the "record" holder of your securities (usually a bank or broker) verifying that, at the time you submitted the proposal, that you continuously held the securities for at least one year.

The second way to prove ownership is to provide a Schedule 13D, Schedule 13G, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting the following to AT&T: a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Mrs. Morse, in accordance with Rule 14a-8 (f) (1), by this letter AT&T hereby provides you with the opportunity to correct your ownership eligibility deficiency. The SEC Rules also require that your response must be postmarked, or transmitted electronically, no later than fourteen days from the date that you receive this notification.



Mrs. Morse, if you have any questions or I can be of any further assistance, please contact me at the following address: Joseph P. Gallagher, Office of the Corporate Secretary, One AT&T Way – Room 3A144J, Bedminster, New Jersey 07921.

Thank you for your interest in AT&T.

Very truly yours,



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Tracking number	635891819177	**Reference number**	G1F/GALLAGHER 908-532-19
Signed for by	B.MOORSE		
Ship date	Sep 14, 2004	**Delivered to**	Recipient
Delivery date/time	Sep 15, 2004 9:22 am	**Delivery location**	MOORESTOWN NJ
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Mary F. Morse, Trustee
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
September 15, 2004

Joseph P. Gallagher
Office of The Secretary
AT&T Corporation
One AT&T Way Rm. 3A144J
Bedminster, NJ 07921

Dear Mr. Gallagher:

Thank you for your two letters. Here is a quick run-down of the situation:

My husband, Robert, bought AT&T stock as a retirement investment –600 shares on 12/28/83—600 shares on 1/16/84 to total of 2720 shares. All certificates but 46 shares still in re-investment plan at EquiServe were sold through TD Waterhouse when price dropped to $27.00. My remaining 205 shares are from original 2/6/84 purchase.

EquiServe offer to buy or sell less than 100 shares. Cost to not exceed $60.00. TD Waterhouse Internet transaction cost is $15.00 to 2500 shares, therefore, his 46 shares were moved along [separately] with my 205 reduced shares to holding in street form to that Broker for cost savings and ease of disposal if desired..

AT&T announces discontinuance of certificate issue

The SEC Rules of NOT ACCEPTING broker or bank statements of holdings as proof of purchase and present holdings is tantamount to claiming that all such could be distribution of false and misleading statements ! Why would AT&T concur, except to impose roadblocks to presenting a legitimate Proposal ?

A low cost call to TD Waterhouse, stating the situation would produce quicker confirmation if yet necessary after this observation. The number is 1 800 934 4448

Another firm has disrupted TD Waterhouse for the THIRD YEAR by demanding proof of owning and retaining the SAME shares, and THIS YEAR NOT HAVING TRADED THOSE $2000.00 in equity OVER ONE YEAR OWNED.

(DELETED SEE: TD WATERHOUSE ACCT. ~~I will obtain such proof to fulfill your request~~ and) a third company's received by my husband, whom prepares this material as I do not type nor use a computer.

One should appreciate this as being an imposition on any dealer contacted, not being normal business operation for them. I shall so notify the SEC again. Sincerely,

Mary F. Morse Trustee



Waterhouse

TD Waterhouse Investor Services, Inc.
One Harborside Financial Center
Plaza Four A
Jersey City, NJ 07311
T: 800 934 4448
tdwaterhouse.com

EXHIBIT OF INTRUSION NEEDED

September 08, 2004

Robert D Morse
212 Highland Ave
Moorestown, NJ 08057

RE: Account #[redacted]

Dear Robert Morse,

Please find enclosed the information that you have requested.

Please call Customer Service at (800) 934-4448 if you have any questions regarding this matter.

Sincerely,

Librina Pierre
Customer Relationship Management


Waterhouse

TD Waterhouse Investor Services, Inc.
One Harborside Financial Center
Plaza Four A
Jersey City, NJ 07311
T: 800 934 4448
tdwaterhouse.com

EXHIBIT OF INTRUSION NEEDED

September 08, 2004

Office of the Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95052-8119

RE: Robert D Morse
212 Highland Avenue
Moorestown, NJ 08057-2717
Ph: 856-235-1711

To Whom It May Concern:

This letter is to confirm that Robert D Morse purchased and held the security listed below, which is held in street name at TD Waterhouse Investor Services, Inc. Please be advised that these shares have not been sold or transferred in this account during the period listed.

- October 02, 2000 Bought 100 shares of Intel Corporation (INTC) at [illegible]
- March 02, 2001 Bought 100 shares of Intel Corporation (INTC) at [illegible]
- January 30, 2003 Bought 300 shares of Intel Corporation (INTC) at [illegible]

Please call Customer Service at (800) 934-4448 if you have any questions regarding this matter.

Sincerely,

Librina Pierre
Customer Relationship Management

TD Waterhouse

TD Waterhouse Investor Services, Inc.
100 Wall Street
New York, NY 10005-3701
tdwaterhouse.com
Member NYSE/SIPC

ACCOUNT STATEMENT

ACCOUNT NO.	LAST STATEMENT	PERIOD ENDING	PAGE
[redacted]	02/27/2004	03/31/2004	1 OF 3

S1 067 XXX NYNN 1 4343 01667 001/003
MARY F MORSE TR
UA 09 23 93
MARY F MORSE FAMILY TRUST
212 HIGHLAND AVE
MOORESTOWN NJ 08057-2717

BRANCH INFORMATION

210 LAKE DRIVE EAST STE 106
WOODLAND FALLS
CHERRY HILL, NJ 08002

CUSTOMER SERVICE: (800) 934-4448

PORTFOLIO VALUE SUMMARY

ASSET ALLOCATION
MARCH 31, 2004


CASH/EQUIV
STOCKS

	THIS PERIOD	%	LAST PERIOD	%
MONEY MARKET ACCT - FDIC	$600.26	.5	$ 0.00	
MONEY MARKET FUND	4,708.84	4.2	4,707.39	4.1
STOCKS	107,662.86	95.3	109,646.06	95.9
FIXED INCOME				
OPTIONS				
MUTUAL FUNDS				
UNIT INVESTMENT TRUSTS				
TOTAL PORTFOLIO VALUE	$112,971.96	100.0	$114,353.45	100.0

PORTFOLIO POSITIONS LONG

ACCT	QUANTITY	DESCRIPTION	SYMBOL	MARKET PRICE	MARKET VALUE	PORT PCT	DIV OR INT %	EST. ANNUAL INCOME
		CASH & CASH EQUIVALENTS						
CASH	600.26	TD WATERHOUSE BANK MONEY MARKET ACCOUNT		1.000	600.26	0.5	0.34	2
CASH	4,708.84	TD WATERHOUSE MONEY MARKET PORTFOLIO (SWEEP)	CMFMZ	1.000	4,708.84	4.2	0.34	16
		TOTAL - CASH & CASH EQUIVALENTS			5,309.10	4.7		18
		STOCKS						
CASH	205	AT&T CORP NEW	T	19.570	4,011.85	3.6	0.95	195

NOTE: 2/6/84 CERT. RE-ISSUED BY EQUISERVE TO PRESENT 205 CERT. TENDERED TO TD WATERHOUSE THEREFORE - NO POSIBILITY CONFIRMATION OF TOTAL 1 YEAR OWNERSHIP BY THAT ENTITY IF ASKED YOUR TRUST NEEDED IN THIS INSTANCE.

RDM



Joseph P. Gallagher
Staff Manager
Office of the Corporate Secretary

One AT&T Way
Room 3A144J
Bedminster, NJ 07921
Voice: (908) 532-1959
Fax: (908) 234-7884

September 24, 2004

Mrs. Mary F. Morse
212 Highland Avenue
Moorestown, NJ 08057-1717

Dear Mrs. Morse:

This is in response to your letter dated September 15, 2004 regarding the beneficial ownership documentation that was provided to AT&T.

As you will note, the TD Waterhouse letter, dated September 8, 2004, is addressed to the Office of the Secretary of Intel Corporation and references the number of Intel shares held by Robert D. Morse (see attachments). Consequently, the beneficial ownership documentation materials that you provided to AT&T are deficient. To substantiate your claim of beneficial ownership, the Company must receive proof of beneficial ownership in a manner consistent with the SEC regulations that I referenced in my letters of September 13 and September 14.

Mrs. Morse, in accordance with Rule 14a-8 (f) (1), by this letter, AT&T hereby provides you with an additional opportunity to correct your ownership eligibility deficiency. Please understand that all of the beneficial ownership documentation requested in this letter must be sent to my attention at the above address, and your response must be postmarked, or transmitted electronically, no later than fourteen days from the date that you received my original request for this information.

Very truly yours,

Joseph P. Gallagher

Attachments
1. Letter to Joseph P. Gallagher, dated September 15, 2004
2. TD Waterhouse cover letter [Librina Pierre], dated September 8, 2004
3. TD Waterhouse letter [Librina Pierre] to Intel Corporation, dated September 8, 2004
4. TD Waterhouse Account Statement [03/31/2004]

Via FedEx

Mary F. Morse, Trustee
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
September 15, 2004

Joseph P. Gallagher
Office of The Secretary
AT&T Corporation
One AT&T Way Rm. 3A144J
Bedminster, NJ 07921

Dear Mr. Gallagher:

Thank you for your two letters. Here is a quick run-down of the situation:

My husband, Robert, bought AT&T stock as a retirement investment –600 shares on 12/28/83—600 shares on 1/16/84 to total of 2720 shares. All certificates but 46 shares still in re-investment plan at EquiServe were sold through TD Waterhouse when price dropped to $27.00. My remaining 205 shares are from original 2/6/84 purchase.

EquiServe offer to buy or sell less than 100 shares. Cost to not exceed $60.00. TD Waterhouse Internet transaction cost is $15.00 to 2500 shares, therefore, his 46 shares were moved along [separately] with my 205 reduced shares to holding in street form to that Broker for cost savings and ease of disposal if desired..

AT&T announces discontinuance of certificate issue

The SEC Rules of NOT ACCEPTING broker or bank statements of holdings as proof of purchase and present holdings is tantamount to claiming that all such could be distribution of false and misleading statements ! Why would AT&T concur, except to impose roadblocks to presenting a legitimate Proposal ?

A low cost call to TD Waterhouse, stating the situation would produce quicker confirmation if yet necessary after this observation. The number is 1 800 934 4448

Another firm has disrupted TD Waterhouse for the THIRD YEAR by demanding proof of owning and retaining the SAME shares, and THIS YEAR NOT HAVING TRADED THOSE $2000.00 in equity OVER ONE YEAR OWNED.

(DELETED SEE; TD WATERHOUSE ACCT.)
~~I will obtain such proof to fulfill your request and~~ a third company's received by my husband, whom prepares this material as I do not type nor use a computer.

One should appreciate this as being an imposition on any dealer contacted, not being normal business operation for them. I shall so notify the SEC again. Sincerely,

Mary F. Morse Trustee


Waterhouse

TD Waterhouse Investor Services, Inc.
One Harborside Financial Center
Plaza Four A
Jersey City, NJ 07311
T: 800 934 4448
tdwaterhouse.com

EXHIBIT OF INTRUSIO NEEDED

September 08, 2004

Robert D Morse
212 Highland Ave
Moorestown, NJ 08057

RE: Account #[redacted]

Dear Robert Morse,

Please find enclosed the information that you have requested.

Please call Customer Service at (800) 934-4448 if you have any questions regarding this matter.

Sincerely,

Librina Pierre
Customer Relationship Management

 **Waterhouse**

TD Waterhouse Investor Services, Inc.
One Harborside Financial Center
Plaza Four A
Jersey City, NJ 07311
T: 800 934 4448
tdwaterhouse.com

EXHIBIT OF INTRUSIO NEEDED

September 08, 2004

Office of the Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95052-8119

RE: Robert D Morse
212 Highland Avenue
Moorestown, NJ 08057-2717
Ph: 856-235-1711

To Whom It May Concern:

This letter is to confirm that Robert D Morse purchased and held the security listed below, which is held in street name at TD Waterhouse Investor Services, Inc. Please be advised that these shares have not been sold or transferred in this account during the period listed.

- October 02, 2000 Bought 100 shares of Intel Corporation (INTC) at [redacted]
- March 02, 2001 Bought 100 shares of Intel Corporation (INTC) at [redacted]
- January 30, 2003 Bought 300 shares of Intel Corporation (INTC) at [redacted]

Please call Customer Service at (800) 934-4448 if you have any questions regarding this matter.

Sincerely,

Librina Pierre
Customer Relationship Management



Waterhouse

TD Waterhouse Investor Services, Inc.
100 Wall Street
New York, NY 10005-3701
tdwaterhouse.com
Member NYSE/SIPC

ACCOUNT STATEMENT

ACCOUNT NO.	LAST STATEMENT	PERIOD ENDING	PAGE
[redacted]	02/27/2004	03/31/2004	1 OF 3

S1 067 XXX NYNN 1 4343 01667 001/003
MARY F MORSE TR
UA 09 23 93
MARY F MORSE FAMILY TRUST
212 HIGHLAND AVE
MOORESTOWN NJ 08057-2717

BRANCH INFORMATION

210 LAKE DRIVE EAST STE 106
WOODLAND FALLS
CHERRY HILL, NJ 08002

CUSTOMER SERVICE: (800) 934-4448

PORTFOLIO VALUE SUMMARY

ASSET ALLOCATION
MARCH 31, 2004


CASH/EQUIV
STOCKS

	THIS PERIOD	%	LAST PERIOD	%
MONEY MARKET ACCT - FDIC	$600.26	.5	$ 0.00	
MONEY MARKET FUND	4,708.84	4.2	4,707.39	4.1
STOCKS	107,662.86	95.3	109,646.06	95.9
FIXED INCOME				
OPTIONS				
MUTUAL FUNDS				
UNIT INVESTMENT TRUSTS				
TOTAL PORTFOLIO VALUE	$112,971.96	100.0	$114,353.45	100.0

PORTFOLIO POSITIONS LONG

ACCT	*QUANTITY*	*DESCRIPTION*	*SYMBOL*	*MARKET PRICE*	*MARKET VALUE*	*PORT PCT*	*DIV OR INT %*	*EST. ANNUAL INCOME*
		CASH & CASH EQUIVALENTS						
CASH	600.26	TD WATERHOUSE BANK MONEY MARKET ACCOUNT		1.000	600.26	0.5	0.34	2
CASH	4,708.84	TD WATERHOUSE MONEY MARKET PORTFOLIO (SWEEP)	CMFMZ	1.000	4,708.84	4.2	0.34	16
		TOTAL - CASH & CASH EQUIVALENTS			5,309.10	4.7		18
		STOCKS						
CASH	205	AT&T CORP NEW	T	19.570	4,011.85	3.6	0.95	195

NOTE: 2/6/84 CERT. RE-ISSUED BY EQUISERVE TO PRESENT 205 CERT. TENDERED TO TD. WATERHOUSE THEREFORE NO POSIBILITY CONFIRMATION OF TOTAL 1 YEAR OWNERSHIP BY THAT ENTITY. IF ASKED YOUR TRUST NEEDED IN THIS INSTANCE.

RDM

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Tracking number	635891821740	**Reference**	G1F/GALLAGHER 908-532-19
Signed for by	R.MORSE		
Ship date	Sep 24, 2004	**Delivery location**	MOORESTOWN, NJ
Delivery date	Sep 25, 2004 10:56 AM	**Delivered to**	Receptionist/Front Desk
		Service type	Priority Envelope
		Weight	1.0 lbs.

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Sep 25, 2004	10:56 AM	**Delivered**	MOORESTOWN, NJ	
	8:27 AM	On FedEx vehicle for delivery	MOUNT LAUREL, NJ	
	7:29 AM	At dest sort facility	LINWOOD, PA	
	6:45 AM	In transit	NEWARK, NJ	Departed location
	12:33 AM	In transit	NEWARK, NJ	
Sep 24, 2004	9:31 PM	Left origin	BRANCHBURG, NJ	
	4:54 PM	Picked up	BRANCHBURG, NJ	
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Mary F. Morse, Trustee
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
September 27, 2004

Joseph P. Gallagher
Office of The Secretary
AT&T Corporation
One AT&T Way Rm. 3A144J
Bedminster, NJ 07921

Dear Mr. Gallagher:

Thank you for your responsive letter.

I must take issue with your demand for proof of ownership via "SEC Rules" as published. I have all the copies necessary.

Since most companies are in favor of non-issue of certificates, and I have seen notice from EquiServe, your transfer agent, that AT&T no longer issues, your Company has created an impossible situation. In that you had a reverse split, new Certificates then issued had a different date than originals, and a person who chose to have a transfer made to their own broker or banker, the date of purchase must be accepted from a printout of such when supplied. The letter[s] including that of one verifying an Intel Company demand, should be interpreted as fulfilling requests for verification. TD Waterhouse cannot comply since the purchase was not made through them.

You are interrupting normal business operations of a non-interested company to satisfy a personal demand of little importance other than to delay or disrupt the presentation of a Proposal considered undesirable in your view. Now you are trying to implement a refusal to print by using a situation the Company created by its actions--re: No Certificates.

I have located the original purchase slip from the broker, with outside envelope containing notations of events. Copies of holdings enclosed should suffice in this situation.

Again, I do not type nor use a computer, so my husband is attending to all correspondence.

Enclosures:

Sincerely,

Mary F. Morse, Trustee



MARY

2-6-84

200 ATT 16 3/4


PHILADELPHIA
FEB17'84
PA
U.S. POSTAGE
20

R Clearing Corporation
New York Stock Exchange, Inc.
120 BROADWAY
EW YORK, NEW YORK 10271

At Bank
12/26 200

3395.73
− 2000.– Pre-pd 2-8-84
1395.73 Bal due

MARY F MORSE
212 HIGHLAND AVENUE
MORRESTOWN NJ 08057

CERT ~~Sent to~~ WTHSE
exchanged ck #4 – for new shares ARP acct #3
12/3/83 now! 205 NEW

at bank

SUBJECT TO TERMS AND CODED SYMBOLS AS INDICATED BY * ARE EXPLAINED ON REVERSE SIDE

Quick & Reilly, Inc.

NEW YORK STOCK EXCHANGE, INC.

120 Wall Street, New York, N.Y. 10005
(212) 943-8686 (800) 221-5220

Account carried by
Q & R Clearing Corporation
Members N.Y. Stock Exchange
120 BROADWAY, NEW YORK, N.Y. 10271

...T	YOU SOLD
200	

AMERICAN TEL & TEL CO-NEW
-EX DISTRIBUTION-
WHEN ISSUE EXTENDED*
AS OF 02/06/84

PRICE	M	C
16 3/4	1	1

CU. 030177505100

... AMOUNT	01 INTEREST	COMMISSION	STATE TAX		SEC FEE	SERVICE CHARGE	AMOUNT DUE	TRADE DATE	SETTLEMENT DATE	PROCESS DATE
335000		4573					339573	020684	022484	0216 ...

TAX IDENTIFICATION NUMBER	ACCOUNT NUMBER-T.C.	R.R.	SECURITY NO.	INTERNAL USE ONLY
148-05-1477	13720334-1-3	209	A500559 04648	0

F. MORSE
HIGHLAND AVENUE
...STOWN NJ 08057

FOR THE ACCOUNT OF

3 PENN CENTER PLAZA
PHILADELPHIA, PA. 19103
TEL (215) 568-6770

...CT TO TERMS AND CODED SYMBOLS AS ...TED BY * ARE EXPLAINED ON REVERSE SIDE
02174 0456 0557

ORIGINAL CONFIRMATION
RETURN SECOND COPY WITH PAYMENT OR SECURITIES BY SETTLEMENT DATE ABOVE

MAIL CHECKS OR SECURITIES TO ABOVE ADDRESS.
MAKE CHECKS PAYABLE TO:
Q & R CLEARING CORPORATION.



Waterhouse

MARY F. MURSE, TRUSTEE

My Account: Holdings

Accou

Trade	Account	Symbol	Description	CurrentQty	Previous Day'sQty	Previous Day's Close	P
Trade	Cash	CMFMZ	TD WATERHOUSE MONEY MARKET PORTFOLIO (SWEEP)	[redacted]	[redacted]	1.000	
Trade	Cash	A000468	TD WATERHOUSE BANK MONEY MARKET ACCOUNT*	[redacted]	[redacted]	1.000	
Trade	Cash	T	AT&T CORP NEW	205.0000	205.0000	14.700	
Trade	Cash	[redacted]	[redacted]	[redacted]	[redacted]	34.100	
Trade	Cash	[redacted]	[redacted]	[redacted]	[redacted]	9.860	
Trade	Cash	[redacted]	[redacted]	[redacted]	[redacted]	13.800	
Trade	Cash	[redacted]	[redacted]	[redacted]	[redacted]	3.510	



These rhymes are for stress relief.
NOT PART OF PRESENTATION

R.D. Morse
212 Highland Avenue
Moorestown, NJ 08057-27

PROFOUND

My thought dwelt on the word "Profound";
One most worthy, I have found.
It expresses quality in one's actions,
Not succumbing to any distractions.
Mother attended a neighbor's burial service one day,
She reported back to us how the Minister did pray:
"The sun has set, while yet still day".
What a most profound way to say
That an accident had taken a loved one away,
And those left behind should still hold sway.

KNOW IT ALL

If you have a penchant to: "Know it all"
Here is something for us all:
All Bran is low in cholesterol;
It can be found in a feeder stall.
Not to mention a colorful box,
Stashed on a shelf, there are no locks.
Now, that is not just a cereal for us,
Bran, being oats, rye, or other muss,
Wait for the brewer to make it,
Then it may be more tasty to take it !

DERELICT

Would you consider this a wonderful term ?
A word so descriptive, I am firm
In placing it above others in that vein.
Of course, I'm expected to explain:
Let's consider bum, and drunkard and loafer,
These words in my vocabulary, I do not go for.
To become a derelict, depicts not one's choice,
Just as becoming a castaway, you have no voice.
So, picture a straggling man on a beach,
While all hope of rescue is beyond reach.

Robert Dennis Morse

These rhymes are for stress relief.
Not part of the presentation

ODE TO POETS

I awoke this morning, before 7:30 AM,
This is to show you what I am:
A writer of rhymes, which occur as a gift:
The words come to me clearly, not in a mist.
Just upon waking, the meet came to mind,
Don't you dare judge my thinking unkind:
"Should the ribboned medallion be worn as a thong ?
"And isn't that really, where it should belong ?"
As attendees gather and move about,
The bouncing movement should cause a shout:
"I'm so aroused to be here this day,
My poem is finally having its say !"

HOW COME ? HOKUM

I am not always observant, but finally found
More information on which I expound:
When I hear someone ask: "Where is it AT ?",
I feel like jumping up from where I just sat;
Exclaiming: "I have the right answer for you !,
Its at the same place it disappeared TO !"

WHEAT – THIN
{Communion Wafers]

It is not wrongful to comply
By using a solution that is sly:
Just pick up a steel, or quill pen,
A container of food coloring, and then
Print the word "Wheat" on a rice wafer,
Pressing lightly, to be safer.
Next, of course, I have a hunch,
One may pick up a paper punch,
Using it gently, make a hole quite neat,
And the result ? You have hole wheat !

Robert Dennis Morse

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14 (CF)

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

Because the substance of each proposal and no-action request differs, this bulletin primarily addresses procedural matters that are common to companies and shareholders. However, we also discuss some substantive matters that are of interest to companies and shareholders alike.

We structured this bulletin in a question and answer format so that it is easier to understand and we can more easily respond to inquiries regarding its contents. The references to "we," "our" and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Release No. 34-40018, dated May 21, 1998, which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm.

B. Rule 14a-8 and the no-action process.

1. What is rule 14a-8?

Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion described in the table below.

Substantive Basis	Description
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.
Rule 14a-8(i)(2)	The proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.
Rule 14a-8(i)(3)	The proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.

Rule 14a-8(i)(5)	The proposal relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.
Rule 14a-8(i)(6)	The company would lack the power or authority to implement the proposal.
Rule 14a-8(i)(7)	The proposal deals with a matter relating to the company's ordinary business operations.
Rule 14a-8(i)(8)	The proposal relates to an election for membership on the company's board of directors or analogous governing body.
Rule 14a-8(i)(9)	The proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Rule 14a-8(i)(10)	The company has already substantially implemented the proposal.
Rule 14a-8(i)(11)	The proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting.
Rule 14a-8(i)(12)	The proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within a specified time frame and did not receive a specified percentage of the vote. Please refer to questions and answers F.2, F.3 and F.4 for more complete descriptions of this basis.
Rule 14a-8(i)(13)	The proposal relates to specific amounts of cash or stock dividends.

2. How does rule 14a-8 operate?

The rule operates as follows:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;
- if the company intends to exclude the proposal from its proxy materials, it must submit its reason(s) for doing so to the Commission and simultaneously provide the shareholder with a copy of that submission. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;
- the shareholder may, but is not required to, submit a reply to us with a copy to the company; and
- we issue a no-action response that either concurs or does not concur in the company's view regarding exclusion of the proposal.

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines.

120 days before the release date disclosed in the previous year's proxy statement	Proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the release date of the previous year's annual meeting proxy statement. Both the release date and the deadline for receiving rule 14a-8 proposals for the next annual meeting should be identified in that proxy statement.
14-day notice of defect(s)/ response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

80 days before the company files its definitive proxy statement and form of proxy	If a company intends to exclude a proposal from its proxy materials, it must submit its no-action request to the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless it demonstrates "good cause" for missing the deadline. In addition, a company must simultaneously provide the shareholder with a copy of its no-action request.
30 days before the company files its definitive proxy statement and form of proxy	If a proposal appears in a company's proxy materials, the company may elect to include its reasons as to why shareholders should vote against the proposal. This statement of reasons for voting against the proposal is commonly referred to as a statement in opposition. Except as explained in the box immediately below, the company is required to provide the shareholder with a copy of its statement in opposition no later than 30 calendar days before it files its definitive proxy statement and form of proxy.
Five days after the company has received a revised proposal	If our no-action response provides for shareholder revision to the proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, the company must provide the shareholder with a copy of its statement in opposition no later than five calendar days after it receives a copy of the revised proposal.

In addition to the specific deadlines in rule 14a-8, our informal procedures often rely on timely action. For example, if our no-action response requires that the shareholder revise the proposal or supporting statement, our response will afford the shareholder seven calendar days from the date of receiving our response to provide the company with the revisions. In this regard, please refer to questions and answers B.12.a and B.12.b.

4. What is our role in the no-action process?

Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

The Division of Investment Management processes rule 14a-8 no-action requests submitted by registered investment companies and business development companies.

Rule 14a-8 no-action requests submitted by registered investment companies and business development companies, as well as shareholder responses to those requests, should be sent to

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

All other rule 14a-8 no-action requests and shareholder responses to those requests should be sent to

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

5. What factors do we consider in determining whether to concur in a company's view regarding exclusion of a proposal from the proxy statement?

The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company. We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions. Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials.

6. Do we base our determinations solely on the subject matter of the proposal?

No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses.
As shown below, the first and second examples deal with virtually identical proposals,

but the different company arguments resulted in different responses. In the second and third examples, the companies made similar arguments, but differing language in the proposals resulted in different responses.

Company	Proposal	Bases for exclusion that the company cited	Date of our response	Our response
PG&E Corp.	Adopt a policy that independent directors are appointed to the audit, compensation and nomination committees.	Rule 14a-8(b) only	Feb. 21, 2000	We did not concur in PG&E's view that it could exclude the proposal. PG&E did not demonstrate that the shareholder failed to satisfy the rule's minimum ownership requirements. PG&E included the proposal in its proxy materials.
PG&E Corp.	Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees.	Rule 14a-8(i)(6) only	Jan. 22, 2001	We concurred in PG&E's view that it could exclude the proposal. PG&E demonstrated that it lacked the power or authority to implement the proposal. PG&E did not include the proposal in its proxy materials.
General Motors Corp.	Adopt a bylaw requiring a *transition to* independent directors for each seat on the audit, compensation and nominating committees as openings occur (emphasis added).	Rules 14a-8(i)(6) and 14a-8(i)(10)	Mar. 22, 2001	We did not concur in GM's view that it could exclude the proposal. GM did not demonstrate that it lacked the power or authority to implement the proposal or that it had substantially implemented the proposal. GM included the proposal in its proxy materials.

7. Do we judge the merits of proposals?

No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

8. Are we required to respond to no-action requests?

No. Although we are not required to respond, we have, as a convenience to both companies and shareholders, engaged in the informal practice of expressing our enforcement position on these submissions through the issuance of no-action responses. We do this to assist both companies and shareholders in complying with the proxy rules.

9. Will we comment on the subject matter of pending litigation?

No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

10. How do we respond to no-action requests?

We indicate either that there appears to be some basis for the company's view that it may exclude the proposal or that we are unable to concur in the company's view that it may exclude the proposal. Because the company submits the no-action request, our response is addressed to the company. However, at the time we respond to a no-action request, we provide all related correspondence to both the company and the shareholder. These materials are available in the Commission's Public Reference Room and on commercially available, external databases.

11. What is the effect of our no-action response?

Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

12. What is our role after we issue our no-action response?

Under rule 14a-8, we have a limited role after we issue our no-action response. In addition, due to the large number of no-action requests that we receive between the months of December and February, the no-action process must be efficient. As described in answer B.2, above, rule 14a-8 envisions a structured process under which the company submits the request, the shareholder may reply and we issue our response. When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down. Based on our experience, this most often occurs as a result of friction between companies and shareholders and their inability to compromise. While we are always available to facilitate the fair and efficient application of the rule, the operation of the rule, as well as the no-action process, suffers when our role changes from an issuer of responses to an arbiter of disputes. The following questions and answers are examples of how we view our limited role after issuance of our no-action response.

a. If our no-action response affords the shareholder additional time to provide documentation of ownership or revise the proposal, but the company does not believe that the documentation or revisions comply with our no-action response, should the company submit a new no-action request?

No. For example, our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b). If the shareholder provides the required documentation eight days after receiving our no-action response, the company should not submit a new no-action request in order to exclude the proposal. Similarly, if we indicate in our response that the shareholder must provide factual support for a sentence in the supporting statement, the company and the shareholder should work together to determine whether the revised sentence contains appropriate factual support.

b. If our no-action response affords the shareholder an additional seven days to provide documentation of ownership or revise the proposal, who should keep track of when the seven-day period begins to run?

When our no-action response gives a shareholder time, it is measured from the date the shareholder receives our response. As previously noted in answer B.10, we send our response to both the company and the shareholder. However, the company is responsible for determining when the seven-day period begins to run. In order to avoid controversy, the company should forward a copy of our response to the shareholder by a means that permits the company to prove the date of receipt.

13. Does rule 14a-8 contemplate any other involvement by us after we issue a no-action response?

Yes. If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view, as well as a copy of the proposal and statement in opposition. Just as a company has the burden of demonstrating that it is entitled to exclude a proposal, a shareholder should, to the extent possible, provide us with specific factual information that demonstrates the inaccuracy of the company's statement in opposition. We encourage shareholders and companies to work out these differences before contacting us.

14. What must a company do if, before we have issued a no-action response, the shareholder withdraws the proposal or the company decides to include the proposal in its proxy materials?

If the company no longer wishes to pursue its no-action request, the company should provide us with a letter as soon as possible withdrawing its no-action request. This allows us to allocate our resources to other pending requests. The company should also provide the shareholder with a copy of the withdrawal letter.

15. If a company wishes to withdraw a no-action request, what information should its withdrawal letter contain?

In order for us to process withdrawals efficiently, the company's letter should contain

- a statement that either the shareholder has withdrawn the proposal or the company has decided to include the proposal in its proxy materials;
- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. Questions regarding the eligibility and procedural requirements of the rule.

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. **To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.**

   a. **How do you calculate the market value of the shareholder's securities?**

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

   b. **What type of security must a shareholder own to be eligible to submit a proposal?**

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?

Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The following questions and answers address a number of issues that come up in applying this provision.

a. How do we interpret the phrase "before the date of the company's proxy statement released to shareholders?"

We interpret this phrase as meaning the approximate date on which the proxy statement and form of proxy were first sent or given to shareholders. For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date. The company and shareholders should use April 15, 2001 for purposes of calculating the 120-day deadline in rule 14a-8(e)(2).

b. How should a company that is planning to have a regularly scheduled annual meeting calculate the deadline for submitting proposals?

The company should calculate the deadline for submitting proposals as follows:

- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and
- count back 120 calendar days.

Examples

If a company is planning to have a regularly scheduled annual meeting in May of 2003 and the company disclosed that the release date for its 2002 proxy statement was April 14, 2002, how should the company calculate the deadline for submitting rule 14a-8 proposals for the company's 2003 annual meeting?

- The release date disclosed in the company's 2002 proxy statement was April 14, 2002.
- Increasing the year by one, the day to begin the calculation is April 14, 2003.
- "Day one" for purposes of the calculation is April 13, 2003.
- "Day 120" is December 15, 2002.
- The 120-day deadline for the 2003 annual meeting is December 15, 2002.
- A rule 14a-8 proposal received after December 15, 2002 would be untimely.

If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?

No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

d. How does a shareholder know if his or her proposal has been received by the deadline?

A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices.

4. Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company

included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal and the shareholder did not demonstrate "good cause" for failing to attend the meeting or present the proposal. The following questions and answers address issues regarding these provisions.

a. Does rule 14a-8 require a shareholder to represent in writing before the meeting that he or she, or a qualified representative, will attend the shareholders' meeting to present the proposal?

No. The Commission stated in Release No. 34-20091 that shareholders are no longer required to provide the company with a written statement of intent to appear and present a shareholder proposal. The Commission eliminated this requirement because it "serve[d] little purpose" and only encumbered shareholders. We, therefore, view it as inappropriate for companies to solicit this type of written statement from shareholders for purposes of rule 14a-8. In particular, we note that shareholders who are unfamiliar with the proxy rules may be misled, even unintentionally, into believing that a written statement of intent is required.

b. What if a shareholder provides an unsolicited, written statement that neither the shareholder nor his or her qualified representative will attend the meeting to present the proposal? May the company exclude the proposal under this circumstance?

Yes. Rule 14a-8(i)(3) allows companies to exclude proposals that are contrary to the proxy rules, including rule 14a-8(h)(1). If a shareholder voluntarily provides a written statement evidencing his or her intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal.

c. If a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), can the company request that we issue a no-action response that covers both calendar years?

Yes. For example, assume that, without "good cause," neither the shareholder nor the shareholder's representative attended the company's 2001 annual meeting to present the shareholder's proposal, and the shareholder then submits a proposal for inclusion in the company's 2002 proxy materials. If the company seeks to exclude the 2002 proposal under rule 14a-8(h)(3), it may concurrently request forward-looking relief for any proposal(s) that the shareholder may submit for inclusion in the company's 2003 proxy materials. If we grant the company's request and the company receives a proposal from the shareholder in connection with the 2003 annual meeting, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal from its proxy materials for that meeting. Although we will retain that notice in our records, we will not issue a no-action response.

5. In addition to rule 14a-8(h)(3), are there any other circumstances in which we will grant forward-looking relief to a company under rule 14a-8?

Yes. Rule 14a-8(i)(4) allows companies to exclude a proposal if it relates to the redress of a personal claim or grievance against the company or any other person or is designed to result in a benefit to the shareholder, or to further a personal interest, that is not shared by the other shareholders at large. In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance. As in answer C.4.c, above, if we grant this relief, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal(s) from its proxy materials. Although will retain that notice in our records, we will not issue a no-action response.

6. What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?

If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and

- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Section G.3 – Eligibility and Procedural Issues, below, contains information that companies may want to consider in drafting these notices. If the shareholder does not timely respond or remedy the defect(s) and the company intends to exclude the proposal, the company still must submit, to us and to the shareholder, a copy of the proposal and its reasons for excluding the proposal.

a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

b. Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?

No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect(s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). For example, events could delay the shareholder's receipt of the notice. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days after receiving the notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal.

c. Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?

The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The same would apply, for example, if

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;
- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;
- the shareholder failed to submit a proposal by the company's properly determined deadline; or

- the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. Questions regarding the inclusion of shareholder names in proxy statements.

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. Questions regarding revisions to proposals and supporting statements.

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the circumstances under which our responses may allow shareholders to make revisions to their proposals and supporting statements.

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?

No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

- rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
- rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

3. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?

No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

4. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, should the shareholder provide a copy of the revisions to us?

Yes. All shareholder correspondence relating to the no-action request should be sent to us and the company. However, under rule 14a-8, no-action requests and shareholder responses to those requests are submitted to us. The proposals themselves are not submitted to us. Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes.

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	Type of revision that we may permit
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.

Rule 14a-8(i)(2)	If implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.
Rule 14a-8(i)(3)	If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.
Rule 14a-8(i)(6)	Same as rule 14a-8(i)(2), above.
Rule 14a-8(i)(7)	If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.
Rule 14a-8(i)(8)	If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.
Rule 14a-8(i)(9)	Same as rule 14a-8(i)(8), above.

F. Other questions that arise under rule 14a-8.

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

2. Rule 14a-8(i)(12) provides a basis for a company to exclude a proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials. How does rule 14a-8(i)(12) operate?

Rule 14a-8(i)(12) operates as follows:

a. First, the company should look back three calendar years to see if it previously included a proposal or proposals dealing with substantially the same subject matter. If it has not, rule 14a-8(i)(12) is not available as a basis to exclude a proposal from this year's proxy materials.

b. If it has, the company should then count the number of times that a proposal or proposals dealing with substantially the same subject matter was or were included over the preceding five calendar years.

c. Finally, the company should look at the percentage of the shareholder vote that a proposal dealing with substantially the same subject matter received the last time it was included.

- If the company included a proposal dealing with substantially the same subject matter only once in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(i) if it received less than 3% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on.

3. **Rule 14a-8(i)(12) refers to calendar years. How do we interpret calendar years for this purpose?**

Because a calendar year runs from January 1 through December 31, we do not look at the specific dates of company meetings. Instead, we look at the calendar year in which a meeting was held. For example, a company scheduled a meeting for April 25, 2002. In looking back three calendar years to determine if it previously had included a proposal or proposals dealing with substantially the same subject matter, any meeting held in calendar years 1999, 2000 or 2001 – which would include any meetings held between January 1, 1999 and December 31, 2001 – would be relevant under rule 14a-8(i)(12).

Examples

A company receives a proposal for inclusion in its 2002 proxy materials dealing with substantially the same subject matter as proposals that were voted on at the following shareholder meetings:

Calendar Year	1997	1998	1999	2000	2001	2002	2003
Voted on?	Yes	No	No	Yes	No	-	-
Percentage	4%	N/A	N/A	4%	N/A	-	-

May the company exclude the proposal from its 2002 proxy materials in reliance on rule 14a-8(i)(12)?

Yes. The company would be entitled to exclude the proposal under rule 14a-8(i)(12)(ii). First, calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is within the prescribed three calendar years. Second, the company included proposals dealing with substantially the same subject matter twice within the preceding five calendar years, specifically, in 1997 and 2000. Finally, the proposal received less than 6% of the vote on its last submission to shareholders in 2000. Therefore, rule 14a-8(i)(12)(ii), which permits exclusion when a company has included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years and that proposal received less than 6% of the shareholder vote the last time it was voted on, would serve as a basis for excluding the proposal.

If the company excluded the proposal from its 2002 proxy materials and then received an identical proposal for inclusion in its 2003 proxy materials, may the company exclude the proposal from its 2003 proxy materials in reliance on rule 14a-8(i)(12)?

No. Calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is still within the prescribed three calendar years. However, 2000 was the only time within the preceding five calendar years that the company included a proposal dealing with substantially the same subject matter, and it received more than 3% of the vote at the 2000 meeting. Therefore, the company would not be entitled to exclude the proposal under rule 14a-8(i)(12)(i).

4. How do we count votes under rule 14a-8(i)(12)?

Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

Example

A proposal received the following votes at the company's last annual meeting:

- **5,000 votes for the proposal;**
- **3,000 votes against the proposal;**
- **1,000 broker non-votes; and**
- **1,000 abstentions.**

How is the shareholder vote of this proposal calculated for purposes of rule 14a-8(i)(12)?

This percentage is calculated as follows:

$$\frac{\text{Votes For the Proposal}}{\text{(Votes Against the Proposal + Votes For the Proposal)}} = \text{Voting Percentage}$$

Applying this formula to the facts above, the proposal received 62.5% of the vote.

$$\frac{5{,}000}{3{,}000 + 5{,}000} = .625$$

G. How can companies and shareholders facilitate our processing of no-action requests or take steps to avoid the submission of no-action requests?

Eligibility and Procedural Issues

1. Before submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals. To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices.

2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b).

3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:

    - provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;

    - although not required, consider including a copy of rule 14a-8 with the notice of defect(s);

    - explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and

    - send the notification by a means that allows the company to determine when the shareholder received the letter.

4. Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice.

5. Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response.

6. Companies that will be submitting multiple no-action requests should submit their requests individually or in small groups rather than waiting and

sending them all at once. We receive the heaviest volume of no-action requests between December and February of each year. Therefore, we are not able to process no-action requests as quickly during this period. Our experience shows that we often receive 70 to 80 no-action requests a week during our peak period and, at most, we can respond to 30 to 40 requests in any given week. Therefore, companies that wait until December through February to submit all of their requests will have to wait longer for a response.

7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation demonstrating when the shareholder received the notice and any shareholder response to the notice.

8. If a shareholder intends to reply to the company's no-action request, he or she should try to send the reply as soon as possible after the company submits its no-action request.

9. Both companies and shareholders should promptly forward to each other copies of all correspondence that is provided to us in connection with no-action requests.

10. Due to the significant volume of no-action requests and phone calls we receive during the proxy season, companies should limit their calls to us regarding the status of their no-action request.

11. Shareholders who write to us to object to a company's statement in opposition to the shareholder's proposal also should provide us with copies of the proposal as it will be printed in the company's proxy statement and the company's proposed statement in opposition.

Substantive Issues

1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1).

2. When drafting a proposal, shareholders should consider what actions are within a company's power or authority. Proposals often request or require action by the company that would violate law or would not be within the power or authority of the company to implement.

3. When drafting a proposal, shareholders should consider whether the proposal would require the company to breach existing contracts. In our experience, we have found that proposals that would result in the company breaching existing contractual obligations face a much greater likelihood of being excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both. This is because implementing the proposals may require the company to violate law or may not be within the power or authority of the company to implement.

4. In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.

5. Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue. Shareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position.

H. Conclusion

Whether or not you are familiar with rule 14a-8, we hope that this bulletin helps you gain a better understanding of the rule, the no-action request process and our views on some issues and questions that commonly arise during our review of no-action requests. While not exhaustive, we believe that the bulletin contains information that will assist both companies and shareholders in ensuring that the rule operates more effectively. Please contact us with any questions that you may have regarding information contained in the bulletin.

(SEC No-Action Letter)

*1 Telular Corporation
Publicly Available November 26, 2003

LETTER TO SEC

September 22, 2003

U.S. SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: Telular Corporation -- Omission of Shareholder Proposal from Proxy

Material

Ladies and Gentlemen:
This letter is submitted on behalf of our client, Telular Corporation, a Delaware corporation (the "Company"), to request confirmation from the staff of the Division of Corporation Finance that it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the shareholder proposal described herein is omitted from the Company's proxy material for its 2004 Annual Meeting of Shareholders.

On August 13, 2003, the Company received by facsimile transmission a letter from Mr. Joseph Chu, dated August 13, 2003, a copy of which is attached hereto as Exhibit A. In the letter, Mr. Chu sets forth a proposal that he has requested be included in proxy materials for the Company's 2004 Annual Meeting of Shareholders. For the reasons set forth below, the Company believes that the proposal may be excluded from its proxy materials in accordance with Rules 14a-8(b)(1) and 14a-8(b)(2) under the Securities Exchange Act of 1934, as amended.

Rule 14a-8(b)(1) requires that, in order to be eligible to submit a proposal for inclusion in the proxy material, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal is submitted. Rule 14a-8(b)(1) further requires that the shareholder hold such securities through the date of the meeting.

In his letter, Mr. Chu did not specify whether he owned any shares of common stock of the Company. Mr. Chu did not, moreover, provide a written statement from the record holder of the shares verifying that Mr. Chu had, as of the date he submitted his proposal, owned the shares continuously for at least one year prior to the date he submitted the proposal. In addition, Mr. Chu did not provide the Company with a written statement that he intends to continue holding the shares through the date of the 2004 Annual Meeting.

By letter dated August 15, 2003, the Company advised Mr. Chu of his need to prove his eligibility to submit his proposal under Rules 14a-8(b)(1) and 14a-8(b)(2). The Company also provided Mr. Chu with a copy of Rule 14a-8 to assist him in understanding the requirement. A copy of this letter is attached hereto as Exhibit B. In the letter, the Company further informed Mr. Chu that if he did not comply with these requirements within 14 calendar days, it intended to omit his proposal from the proxy material. On August 20, 2003, the Company received by facsimile transmission a second letter from Mr. Chu, dated August 19, 2003, a copy of which is attached hereto as Exhibit C. In this second letter, Mr. Chu submitted a number of documents "to prove [his] stock ownership and eligibility to submit [his] proposal dated August 13, 2003," but these documents, again, did not include a written statement from the record holder of the shares verifying that Mr. Chu had, as of the date he submitted his proposal, own the shares continuously for at least one year prior to the date he submitted the proposal. By letter dated August 20, 2003, attached hereto as Exhibit D, the Company again advised Mr. Chu of his need to prove his eligibility to submit his proposal under Rule 14a-8(b)(2). As of September 19, 2003, the last business day preceding the date of this letter, which is significantly more than 14 calendar days after the mailing of the August 20 letter to Mr. Chu, the Company has received no communications from or on behalf of Mr. Chu regarding his shareholder proposal.

*2 In view of the fact that Mr. Chu has failed to correct the defects in his shareholder proposal within 14 days after receipt of notice thereof from the Company, it is our opinion that the Company, in accordance with Rule 14a-8(f)(1), is permitted to omit Mr. Chu's shareholder proposal from its proxy material for the 2004 Annual Meeting.

The staff has consistently granted no-action relief with respect to an omission of a proposal from proxy materials when a proponent has not provided evidence that he meets the eligibility requirements of Rule 14a-8(b). See, e.g., Pepco Holdings, Inc. (January 6, 2003); The Walt Disney Company (November 29, 2002); Lucent Technologies, Inc. (November 18, 2002), and Exxon Mobil Corporation (October 9, 2002).

Based on the foregoing, the Company respectfully requests the advice of the staff that it will not recommend enforcement action to the Commission if the Company omits Mr. Chu's shareholder proposal described above from its proxy materials for the 2004 Annual Meeting. If the staff disagrees with our conclusion that this proposal may be omitted from the proxy materials, we would appreciate an opportunity to discuss the matter with the staff prior to issuance of its formal response.

As required by Rule 14a-8(j), six copies of this letter are enclosed and a copy is being forwarded concurrently to Mr. Chu.

Please acknowledge receipt of this letter on the additional enclosed copy enclosed for this purpose and return it to our messenger.

Very truly yours,
Michael E. Cutler

COVINGTON & BURLING

1201 Pennsylvania Avenue NW

Washington, DC 20004-2401

Tel 202.662.6000

ENCLOSURE

August 15, 2003

MR. JOSEPH CHU

241-20 NORTHERN BOULEVARD

DOUGLASTON, NEW YORK 11363

Dear Mr. Chu:
We received your proposal for inclusion in the proxy materials for Telular Corporation's 2004 annual meeting of shareholders on August 13, 2003.

Rule 14a-8(b)(1) of the proxy rules of the Securities and Exchange Commission provides that in order to be eligible to submit a proposal, the proponent "must have continuously held at least $2,000 in market value ... of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date" the proposal is submitted. In addition, the proponent must confirm that he intends to hold the shares through the date of the meeting. The rules also specify in Rule 14a-8(b)(2)(i) how you must prove to us your stock ownership if your shares are held in the name of another record holder. Moreover, the rules specify that each shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting."

*3 We are enclosing Rule 14a-8 for your reference. You should pay particular attention to Question 2 (Rule 14a-8(b)(1), 14a-8(b)(2), 14a-8(b)(2)(i)), Question 3 (Rule 14a-8(c)) and Question 6 (Rule 14a-8(f)).

Telular Corporation intends to omit your proposal from its proxy materials unless your proposal is amended within 14 calendar days to comply with the eligibility provisions discussed above and we subsequently determine that the proposal is appropriate for inclusion under the Securities and Exchange Commission's proxy rules.

Very truly yours,
Jeffrey L. Herrmann

Executive Vice President and Chief Operating Officer

SEC-REG, FSLR ¶ 26,862, Reg. § 240.14a-8, [Shareholder Proposals]

[Shareholder Proposals]

Reg. § 240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a

written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

*4 (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

*5 (3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*6 Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

*7 (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must

simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

*8 (2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[Adopted in Release No. 34-378(A), September 24, 1935; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; by Release No. 34-8206 (¶ 77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶ 78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶ 80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶ 81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; amended in Release No. 34-16356 (¶ 82,358), effective December 31, 1979, 44 F. R. 68764; amended in Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; amended in Release No. 34-20091 (¶ 83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶ 83, 937), effective November 22, 1985, 50 F. R. 48180; Release No. 34- 23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶ 84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶ 86,018), effective June 29, 1998, 63 F. R. 29106.]

*9 [Compilation reference: ¶ 24,012.]

ENCLOSURE

August 15, 2003

MR. JOSEPH CHU

241-20 NORTHERN BOULEVARD

DOUGLASTON, NEW YORK 11363

Dear Mr. Chu:

We received your proposal for inclusion in the proxy materials for Telular Corporation's 2004 annual meeting of shareholders on August 13, 2003.

Rule 14a-8(b)(1) of the proxy rules of the Securities and Exchange Commission provides that in order to be eligible to submit a proposal, the proponent "must have continuously held at least $2,000 in market value ... of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date" the proposal is submitted. In addition, the proponent must confirm that he intends to hold the shares through the date of the meeting. The rules also specify in Rule 14a-8(b)(2)(i) how you must prove to us your stock ownership if your shares are held in the name of another record holder. Moreover, the rules specify that each shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting."

We are enclosing Rule 14a-8 for your reference. You should pay particular attention to Question 2 (Rule 14a-8(b)(1), 14a-8(b)(2), 14a-8(b)(2)(i)), Question 3 (Rule 14a-8(c)) and Question 6 (Rule 14a-8(f)).

Telular Corporation intends to omit your proposal from its proxy materials unless your proposal is amended within 14 calendar days to comply with the eligibility provisions discussed above and we subsequently determine that the proposal is appropriate for inclusion under the Securities and Exchange Commission's proxy rules.

Very truly yours,
Jeffrey L. Herrmann

Executive Vice President and Chief Operating Officer

SEC LETTER

1934 Act / s -- / Rule 14A-8

November 26, 2003

Publicly Available November 26, 2003

Re: Telular Corporation

Incoming letter dated September 22, 2003

The proposal relates to poison pill plans

There appears to be some basis for your view that Telular may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of Telular's request, documentary support evidencing sufficiently that the proponent satisfied the minimum ownership requirement for the one-year period as of the date that the proponent submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Telular omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

*10 Sincerely,

Grace K. Lee

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 22850015 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 AT&T Corp.
Publicly Available March 6, 2001

LETTER TO SEC

January 10, 2001

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: AT&T Corp.

Shareholder Proposal Submitted by

George Dermksian

Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:
Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2001 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by George Dermksian (the ""Proponent") by letter received by the Company on November 27, 2000. Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the ""Commission") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Company would appreciate the Staff's response to its request prior to February 15, 2001. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on approximately March 29, 2001.

The Proposal requests that "AT&T Corporation cease and desist from doing business with a vendor [Ericsson Corporation] who produces an inferior product and lacks the sensitivity and responsibility to support their product and respond to customers' needs. Such a vendor not only detracts from significant reputation of our Corporation, but becomes a major liability for sales in these competitive and difficult times. I submit this resolution after much serious thought and confirming with my friends and fellow physicians, as well as with AT&T's Customer Services, that these problems with Ericsson products and services are quite prevalent."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(e)(2), Rule 14a-8(f)(1), Rule 14a-8(b) and Rule 14a-8(i)(7).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e)(2) SINCE THE PROPOSAL WAS NOT TIMELY SUBMITTED

Under Rule 14a-8(e)(2) a proposal may be omitted if the proposal is not ""received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company's 2000 Notice of Annual Meeting and Proxy Statement states the following:

"Proposals intended for inclusion in next year's proxy statement should be sent to: Vice President-Law and Secretary, AT&T Corp., 32 Avenue of the Americas, New York, New York 10013-2412, and must be received by November 25, 2000."

*2 The Proposal, which was dated November 20, 2000, was postmarked on Tuesday, November 21, 2000 and received by the Company at the above address on Monday, November 27, 2000, two days after the deadline. Although the deadline was the Saturday of the Thanksgiving holiday weekend, the Division has on many occasions stated that when the 120th day falls on a holiday or weekend, the proposal must be received the prior business day in order to be filed in a timely manner. Therefore, the Company believes that the Proposal may be omitted under Rule 14a-8(e)(2) because it was not received by the Company in a timely manner. See AT&T Corp., January 6, 1999 (proposal received on the Monday after the Thanksgiving holiday weekend); Bindley Western Industries, Inc., February 21, 1997 (proposal received one day late); Westinghouse Electric Corporation, December 28, 1995 (proposal received one day late due to the Veterans Day holiday weekend); and American Stores Company, February 8, 1994 (proposal received two days late on January 3, 1994 when executive offices reopened after the New Year's holiday weekend).

II. THE PROPOSAL MAY PROPERLY BE OMITTED UNDER RULE 14a-8(b) and RULE 14a-8(f)(1) SINCE THE PROPONENT FAILED TO PROVIDE REQUIRED EVIDENCE THAT PROPONENT WAS A RECORD OR BENEFICIAL OWNER OF AT LEAST 1% OR $2,000 IN MARKET VALUE OF SECURITIES ENTITLED TO VOTE

Under Rule 14a-8(b)(1), the Proponent shall be a record or beneficial owner of at least 1% or $2,000 in market value of securities entitled to be voted on the Proposal at the meeting and have held such securities for at least one year and shall continue to own such securities through the date on which the meeting is held. The Proponent does not appear in the Company's records as a record owner of its securities on the date of the Proposal [FN1], and the Proponent failed to include any evidence of beneficial ownership of the Company's securities with the Proposal. The Company notified Proponent of this procedural deficiency within 14 calendar days after receiving the Proposal. According to Rule 14a-8(f)(1) the Proponent has 14 calendar days from receipt to respond to the Company's request. The Proponent responded to the Company's request within the 14 day period with a cover letter signed by the Proponent and four 1999 account statements (which are attached). The Proponent, however, failed to include the required written statement from the record holder indicating that the Proponent continuously held the securities for at least one year. Under Rule 14a-8(b)(i) the required method to prove ownership "is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." Since the Proponent has not complied with the proof of ownership rule, the Company believes that the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1).

FN1. The Company did locate a registered joint account in the names of Gregory [[sic] and Tamara Dermksian that was opened on April 12, 1995 with 50 shares of AT&T Common Stock that was subsequently closed on November 9, 1999.

End of Footnote(s).

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) SINCE THE PROPOSAL RELATES TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY

*3 Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." The Proposal requests the Company cease doing business with one of its suppliers, Ericsson Corporation. The Company, as one of its routine business decisions, has selected Ericsson Corporation as one of a number of suppliers of cellular telephones. The Company believes that its management is in the best position to evaluate the performance of its suppliers and decide whether or not to choose a new supplier or retain a current one. The selection of a vendor or supplier directly affects the quality and performance of the Company's products and services; therefore, these decisions should be made by management, not shareholders. According to Release No. 34-40018 dated May 21, 1998, the Staff indicated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." [emphasis supplied]

The Staff has consistently taken the position that a matter relating to the retention of vendors and suppliers is a matter relating to a company's ordinary business operations. See Wal-Mart Stores, Inc., March 15, 1999 (proposal requesting company to report on its actions to ensure that it does not purchase from certain suppliers); General Motors Corp., February 24, 1997 (proposal to review contract with subcontractor to determine whether contract should be terminated); and Dow Jones & Company, Inc., January 4, 1996 (proposal to remove Chemical Bank as trustee of the dividend reinvestment plan and as registrar and transfer agent).

The principle of corporate democracy under proxy Rule 14a-8 was not intended to involve shareholders in the day-to-day business affairs of corporations. Therefore, the Proposal should be excluded under Rule 14a-8(i)(7).

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2001 Proxy Materials under Rule 14a-8(e)(2), Rule 14a-8(f)(1), Rule 14a-8(b) and Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,
John W. Thomson

Senior Attorney

AT&T

295 North Maple Avenue

Room 1208P2

*4 Basking Ridge, NJ 07920

908 221-7325

ENCLOSURE

November 20, 2000

VICE PRESIDENT - LAW AND SECRETARY

AT &T CORPORATION

32 AVENUE OF THE AMERICAS

NEW YORK, N.Y. 10013-2412

Dear Vice President:
For the annual meeting of 2001, I am submitting the following resolution to be considered by the shareholders of the AT&T Corporation.

Whereas the Ericsson Corporation has produced an inferior product in their KH Cellular Phone Model KH 668 - poor quality voice transmission and subject to frequent malfunction - and,

Whereas the Ericsson Corporation fails to provide emergency services for non-functioning phones from Friday afternoons through Monday mornings - and,

Whereas the Ericsson Corporation fails to respond to customer concerns expressed by telephone messages and letters addressed to their Chairman and to Customer Services - and,

Whereas the Ericsson Corporation fails to respond to these same concerns when expressed by AT&T Customer Services -

Therefore, be it resolved that the AT&T Corporation cease and desist from doing business with a vendor who produces an inferior product and lacks the sensitivity and responsibility to support their product and respond to customers' needs. Such a vendor not only detracts from significant reputation of our Corporation, but becomes a major liability for sales in these competitive and difficult times.

I submit this resolution after much serious thought and confirming with my friends and fellow physicians, as well as with AT&T's Customer Services, that these problems with Ericsson products and services are quite prevalent. I am submitting copies of my previous correspondence (which should also be available in my file at AT&T Customer Service or through Ms. Marlow with whom I have dealt with) in support of the above resolution and explaining in detail the problems I had with the Ericsson Company.

Your consideration of this resolution and reponse would be greatly appreciated.

Thank you

Yours truly,
George Dermksian, M.D.

ENCLOSURE

October 4, 1999

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

ERICSSON CORP.

100 PARK AVENUE

NEW YORK, N.Y. 10017

Genetlemen:
It is out of sheer frustration and pure anger that I write this letter of woe to you. In February 1999, I purchased a digital Ericsson phone through AT&T Wireless Services. My previous experience with your model AF 738 had been excellent, and I was assured by AT & T that this was an upgrade. The new model was KH 668. And, unfortunately ever since the beginning I've had nothing but trouble with it, i.e. poor reception, poor transmission, echos, static, interupted conversations - some of which I am sure must be the fault of AT&T. I accept such.

But, this weekend of October 1st my phone became useless. It would not allow me to dial; when it did, the conversation was interrupted by severe static; I could not shut the phone off, unless I removed the battery. I tried to reach customer service for emergency help, but your offices were closed until Monday Oct. 4th. So, I was left without phone service for almost 3 days. Today, I tried to reach Customer Service at 800-374-2776, and after 45 min. of waiting, discussing the problem with your representative, I found that I would have to wait 10 working days until I could receive another phone - that a "loaner" was not available. I find this completely unsatisfactory to say the least. As a physician, to be left without a means of communication for 2 weeks is unacceptable.

*5 I find fault with your model KH 688, the lack of available emergency help, the total time it took for me to get through to your customer representatives and the delay in receiving an adequate and timely replacement.

As you see, I have communicated my dissatisfaction to the Chairman of AT&T. I would very much appreciate hearing from you as to how you plan on helping me and solving this problem.

Yours truly,
George Dermksian, M.D.

ENCLOSURE

October 4, 1999

CHAIRMAN

AT & T CORPORATION

32 AVENUE OF THE AMERICAS

NEW YORK, N.Y. 10013

Dear Mr. Chairman:
As a shareholder of AT & T and a long time customer with several phone numbers, I would like to share with you a copy of my letter to the Chairman of the Ericsson Corporation (so enclosed). The purpose of my letter to you is to express my appreciation for the assistance your customer service people gave me over the weekend and since, when I had my "difficulties" with the Ericsson Corp. and their lack of and completely poor service. However, I would also add my disappointment in the AT &T Corp. for selling me the Ericsson KH 668 as an upgrade. I contracted with AT & T for my wireless services and our corporation sold me the model KH 668. I have had nothing but trouble with such since the beginning and the saga I related in the

enclosed copy of the letter to the Chairman of the Ericsson Corp. convinced me to write to you and suggest that:

1. You use your good offices to make Ericsson correct the problems with their digital phone. To improve their customer relations so that they are available for emergency problems all the time. To shorten the waiting time for them to answer the phones. To shorten the period of time for replacement phones.

2. If they could solve my problem in less than 2 weeks time.

3. If they are unable to solve these problems, that AT & T might do better with Motorola, Nokia, etc.

I can assure you that if I have had this problem, I am sure that it can be multiplied by the thousands - and this does not reflect well upon our Corporation. I can also say that if the problems are not corrected, I will not renew my wireless and other local and long distance contracts with AT & T.

Your attention to this matter is greatly apprciated. Thank you.

Yours truly,
George Dermksian, M.D.

ENCLOSURE

November 23, 1999

GEORGE DERMKSIAN, M.D., P.C.

925 PARK AVENUE

NEW YORK, NY 10028-0210

Dear Dr. Dermksian:
Please accept my apology for any inconvenience you may have experienced regarding your recent wireless concern relative to the Ericsson KH 668.

Stacy Bruinsma, Customer Advocate, advised me that she spoke with you regarding your concerns. It is my understanding that she explained that although AT&T regrets your experience with the cell phone, AT&T can take no position concerning Ericsson's company policies. If you have further questions regarding this matter, please contact Ms. Bruinsma toll-free at 800-242-7327.

*6 Dr. Dermksian, we appreciate your bringing this matter to our attention. Receiving feedback from customers is vital in meeting our commitment to provide the best service in the industry. We look forward to serving you in the future and providing you with the service you have come to expect and deserve from AT&T.

Sincerely,
Margaret R. Berry

District Manager

ENCLOSURE

January 10, 2000

MR. MICHAEL ARMSTRONG

CHAIRMAN, A.T. & T. CORPORATION

32 AVENUE OF THE AMERICAS

NEW YORK, N.Y. 10013

Dear Mr. Armstrong:
Enclosed are copies of letters I addressed to you and to the Chairman of the Ericsson Corporation regarding difficulties I had with my Ericsson Digital Phone KH 668 (model). These letters were sent some 3 months ago and to this date nothing has been resolved. To the credit of A.T. & T., I did receive a phone call from Customer Service informing me that they had contacted Ericsson, and I would soon be hearing from them. When I did not hear from them in some 6 weeks, I called A. T. & T. again, and I was assured that Ericsson would be in touch with me. It is now three months and I am mad and frustrated because no one has been in touch with me. I believe that it borders on "malpractice" that I should be left without phone service for almost two weeks and then the failure of the Ericsson Company to follow-up with me regarding the problem.

As a shareholder of A.T. & T., as a customer of your wireless services and your long distance services, and recently switching from Bell Atlantic to A.T. & T.'s local service, I remain disappointed that A.T. & T. should deal with a vendor who does not accept responsibility for their product or services. Again, I suggest that you use your good offices to bring this problem to the attention of the Chairman of Ericsson. My contract for wireless phone service with A.T. & T. is about to expire, and I assure you that I will not renew such unless I hear from Ericsson.

I am sorry to burden you with this relatively small problem, but I suspect that if I am having a problem, so are countless thousands of other A.T. & T. customers and that this doesn't bode well for our Company.

Your attention to this matter would be greatly appreciated. Thank You.

Yours truly,
George Dermksian, M.D.

ENCLOSURE

February 2, 2000

MR. C. MICHAEL ARMSTRONG AND THE BOARD OF DIRECTORS

A.T. & T. CORPORATION

32 AVENUE OF THE AMERICAS

NEW YORK, N.Y. 10013-2412

Dear Mr. Armstrong and Members of the Board:
Since October 4, 1999 I have communicated with your offices via letter on that date and again on January 10, 2000 concerning difficulties I had with my Ericsson Cellular Phone. On those same dates, I also addressed my problems by letter with the Chairman of the Ericcson Corporation. Copies of my correspondence were forwarded to you and promptly addressed by Ms. Kidada Marlow (888-413-8106) of your Customer Service Department. She was most kind, courteous and helpful - and eventually enabled me to purchase a new cellular phone (Motorola Startac 7797) which is far superior to the Ericsson phone I had. AT & T should be congratulated for having an employee of the caliber of Ms. Marlow. However, that is not the issue- the issue is todate, in spite of my efforts and the efforts of Ms. Marlow, I have never heard a word from the Ericcson Corporation concerning my problems. Therefore, my wife and I, as customers of your local, long distance and wireless services - and shareholders

(1,597 shares - 847 in my wife's name and 750 shares in mine) submit the following resolution for the next general meeting of the shareholders of the AT & T Corporation:

*7 Whereas the Ericsson Corporation has produced an inferior product in their KH Cellular Phone Model KH 668 - poor quality voice transmission and subject to frequent malfunction - and

Whereas the Ericsson Corporation fails to provide emergency services for non-functioning phones from Friday afternoon through Monday morning, and

Whereas the Ericsson Corporation fails to respond to customer concerns expressed by letter and telephone messages to their Chairman and Customer Services and

Whereas the Ericsson Corporation fails to respond to these same concerns when expressed by AT & T Customer Services,

Therefore, be it resolved that the AT & T Corporation cease and desist from doing business with a vendor who produces an inferior product, who lacks sensitivity and responsibility. Such a vendor not only detracts from the reputation of our Corporation, but is a major sales liability in these competitive times.

Mr. Chairman and members of the Board, I submit this resolution only after giving it serious thought and confirming with my friends and colleagues, as well as with our Customer Services, that problems with Ericsson products and services are quite prevalent.

Your consideration of this matter would be greatly appreciated. Copies of my previous correspondence should be available in my file or through Ms. Marlow - or I will be happy to send you additional copies.

With all best wishes for your continued leadership and success of the Corporation.

Yours truly,
George Dermksian, M.D.

ENCLOSURE

December 8, 2000

MR. JOSEPH P. GALLAGHER

OFFICE OF THE CORPORATE SECRETARY

AT & T

295 NORTH MAPLE AVENUE

BASKING RIDGE, N.J. 07920

Re Shareholder Proposal

Dear Mr. Gallagher:
As per your letter of December 4th requesting documentation that my wife and I are record or beneficial owners and have continuously held at least $2000 in market value of AT & T securities, I am enclosing copies of investment accounts as follows:

1. Merrill Lynch - 9/25/99 to 12/31/99 - Gregory Dermksian and Tamara Dermksian - 80.5925 shares. Acct. 85E 14207.

2. Janney Montgomery - 9/25 to 10/29/99 - Dr. George Dermksian (IRA Rollover) - 750 shares. Acct. BR72 2717-7456.

3. Janney Montgomery - 9/25 to 10/29/99 - Tamara Dermksian -300 shares - Acct. BR72 2717-5329.

4. Janney Montgomery - 9/25 to 10/29/99 - Tamara Dermksian (IRA Rollover) - 547 shares. Acct. BR72 2717-7557.

We have additional shares of AT &T which do not meet the one year requirement with Merrill Lynch.

I will also attest that I intend to hold the securities, in spite of the recent financial problems with the Corporation, through the date of the shareholders' meeting.

Yours truly,
George Dermksian, M.D.

Tamara Dermksian

ENCLOSURE

December 4, 2000

GEORGE DERMKSIAN, MD

1115 FIFTH AVENUE

NEW YORK, NY 10128-0100

Dear Dr. Dermksian:
This is in response to your letter of November 20, 2000 addressed to the Vice President - Law and Secretary, which we received on November 28, regarding your request for the inclusion of a shareholder proposal in the 2001 Notice of Annual Meeting and Proxy Statement.

*8 As you may be aware, the inclusion of a proposal in a company's proxy materials, and the conditions that must be met by the proponent, are governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Regulation 240.14a-8 (Proposals of Security Holders). Specifically, the SEC rule requires that the proposal be presented at the annual meeting of shareholders either by the proponent, or by the proponent's representative, who is qualified under state law, to present the proposal on the proponent's behalf. In addition, the SEC rule also requires that the proponent of the proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1 %, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

In your correspondence you indicate that you own 1,597 shares (847 in your wife's name and 750 in your name). If you are a registered holder of AT&T's securities, please verify your eligibility by providing an account number which may be validated through our transfer agent. Along with the account information that I have referenced, please be aware that you will also have to provide AT&T with a written statement that you intend to continue to hold the securities through the date of the meeting with shareholders.

However, if you and your wife are a beneficial owners, you must prove your eligibility to AT&T in one of two ways. Using the first method, you must submit a written statement to AT&T from the "record" holder of your securities (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

The second way to prove ownership applies if you have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting the following to AT&T: a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

In accordance with the SEC regulations that I have mentioned, your response to our inquiry must be postmarked, or transmitted electronically, no later than fourteen days from the date you received the Company's notification.

*9 Very truly yours,
Joseph P. Gallagher

Manager Office of the Corporate Secretary

LETTER TO SEC

January 16, 2001

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

450 FIFTH ST., N.W.

WASHINGTON, D.C. 20549

Re: AT&T Corp.

Shareholder Proposal submitted by George Dermksian, M.D.

Dear Members of the Commission:
I am responding to a letter addressed to you on January 10, 2001 Mr. John W. Thomsoan, Senior Attorney for AT&T.

My shareholder proposal to AT&T came about only after much difficulty in dealing with their vendor Ericsson whose inferior product and failure to provide timely services for repair or replacement, left me, a practicing physician without a cellular phone for 10 days. And to this day, Ericsson has failed to respond to my correspondence with them and with AT&T (copies enclosed). As a result of which, and after some anecdotal research with my physician colleagues and friends, who had similar experiences with Ericsson, I thought it appropriate that as a shareholder and customer of AT&T, that I encourage AT&T (whose business problems are most evident now) to stop doing business with Ericsson for the benefit of AT&T.

Regarding Mr. Thomson's submitted reasons for omitting the proposal from the Proxy Materials, I respond as follows:

1. I see no reason why I should be penalized for the supposed time delay in receiving the proposal, when it is evident by the postmark that the proposal was postmarked in time to meet the time deadline. It is not my fault if the Postal Service was late in delivering the proposal, or it was delayed in the ofices of Mr. Thomson.

2. If Mr. Thomson's office had contacted me with regard to documentation of my ownership of $2,000 in market value of securities beyond the copies of the statements submitted dated Sept./Oct. 1999, I would have gladly submitted the same (as I have enclosed to you, along with a copy of my letter to Mr. Joseph P. Gallagher, Office of the Corporate Secretary of AT&T documenting my intention to continue to hold such securities).

3. It is not my intention to tell AT&T how to run its business, which also is my business as a shareholder. But, I do believe that management and shareholder should be aware of a vendor who provides inferior products and then fails to provide customer services for such products in a timely fashion. This obviously detracts from the business of AT&T and reflects poorly upon its reputation - something no business should tolerate at any time, and especially when the business of AT&T is suffering presently.

Your response to this problem would be greatly appreciated.

Thank you.

Yours truly,
George Dermksian, M.D.

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 6, 2001

Publicly Available March 6, 2001

Re: AT&T Corp.

Incoming letter dated January 10, 2001

The proposal relates to AT&T's vendors.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receiving AT&T's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AT&T relies.

*10 Sincerely,

Lillian K. Cummins

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2001 WL 246751 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 SBC Communications Inc.
Publicly Available January 23, 2002

LETTER TO SEC

December 10, 2001

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: SBC Communications Inc. 2002 Annual Meeting

Shareholder Proposal of Arnold Fischer and Julia Fischer

Dear Gentlemen:
This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from Arnold Fischer and Julia Fischer for inclusion in SBC's 2002 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2002 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies each of: SBC's cover letter to the proponents, this statement, the proponents' letter submitting the proposal, correspondence from SBC to the proponents, and subsequent correspondence from the proponents to SBC. A copy of this letter and related cover letter are being mailed concurrently to the proponents to advise them of SBC's intention to omit the proposal from its proxy materials for the 2002 Annual Meeting.

The Proposal

On November 7, 2001, SBC received a letter from the proponents, part of which reads as follows:

... Resolved, that the SBC Board of Directors direct its Finance/Pension Committee to implement a policy which would provide percentage increases in pension benefits to SBC Pension Benefit Plan recipients who now or in the future would receive monthly annuitized benefits and in such percentages at such times as Social Security retiree recipients receive benefit increases; and

Be it further resolved, that said percentage benefit increases will be provided so long as the financial stability of the SBC Pension Benefit Plan is not severely threatened as a result of said increase; and

Be it finally resolved, that said policy would permit a deferral of said monthly pension benefit increases only if the financial stability of the Fund would be thereby seriously threatened as evidenced by an outside independent audit report reflecting that the providing of such benefit increase could lead to the insolvency of the SBC Pension Benefit Plan.

Reasons the Proposal May be Omitted from the Proxy Statement

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's proxy statement for the reasons stated below.

Pursuant to Rules 14a-8(b)(1) and 14a-8(f): The proponent fails to follow one of the eligibility or procedural requirements for submitting a shareholder proposal.

As noted above, SBC received the proposal from the proponents on November 7, 2001, for submission at the 2002 Annual Meeting. SBC has found no record of proponents as shareholders. In a letter dated November 13, 2001, SBC notified the proponents that to submit a proposal, a shareholder must be the beneficial owner of at least $2,000 in market value of SBC stock and must have continuously owned these shares for at least one year prior to submitting the proposal. In accordance with Rules 14a-8(b) and (f), SBC requested that they submit documentation in the form of a written statement from the "record" holder verifying that, at the time they submitted the proposal, they had held the required number of shares for at least one year.

*2 The Fischers replied, in a letter dated November 23, 2001, by submitting copies of the following: (1) a brokerage statement from Edward Jones for the period of September 29, 2001 to October 26, 2001, showing that Arnold Fischer and Julia Fischer, as trustees of the Fischer Family Trust, jointly held 1,104 SBC Shares; (2) two statements from Third National Bank showing that Arnold Fischer acquired 250 SBC shares on November 4, 1994, and 250 SBC shares on November 11, 1994; and (3) a statement from an unidentified source showing that Arnold Fischer and Julia Fischer moved 1,014 SBC Shares on October 15, 2001 to an unknown destination. All of the statements had different account numbers. To date, the Fischers have provided no other information.

At most, these documents show that Arnold Fischer held 500 SBC shares in November 1994 and that the Fischer Family Trust held 1,014 SBC shares in October 2001. It is impossible to confirm from these documents that the proponents have complied with the continuous one year holding period of Rule 14a-8(b)(1). For example, Mr. Fischer could have sold his SBC shares at any time after November 1994, which would not be shown on the other statement. Similarly, the statement from Edward Jones simply states that the trust holds SBC shares in October 2001, but does not reflect their acquisition date. Moreover, the unidentified statement is of little value because it simply shows that 1,104 SBC shares were moved, but does not show to what account the shares were moved. Not only do these documents fail to show "continuous" ownership, they do not even show the proponents held any shares on October 28, the date they submitted their proposal.

Rule 14a-8(b)(1) requires that the proponent "continuously" hold the shares for at least one year by the date the proposal is submitted. Where the proponent is not a record holder, Rule 14a-8(b)(2) specifically requires a verification from the record holder to the effect that the proponent beneficially owns the shares and has complied with the one year holding period. Upon notification of this requirement, the shareholder must supply the information within 14 days of the request by the issuer under Rule 14a-8(f). Although the proponents were timely notified of this deficiency by SBC, they have failed to comply with the rule.

The Staff recently addressed similar situations in SBC Communications Inc. (December 14, 1999) and Bell Atlantic Corporation (July 21, 1999). In each case, the proponent sent copies of his brokerage statements showing his ownership at the beginning and end of the one year period. The brokerage statements did not show that the proponent had held the securities "without interruption for the entire year." The Staff agreed, stating in each case: "[T] he proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one year period required by Rule 14a-8(b)." The Staff has consistently concluded that a registrant may properly exclude a proposal from a proponent who fails to follow one of the eligibility or procedural requirements for submitting a shareholder proposal. See Oracle Corporation (June 22, 2001) and Sierra Health Services (March 16, 2001), each of which had proposals submitted by proponents who submitted "snapshots" of their ownership at different times without providing evidence of "continuous" ownership and were properly excludable.

*3 Therefore, in my opinion, the proposal is properly excludable from SBC's proxy materials under Rule 14a-8(f).

Pursuant to Rule 14a-8(i)(7): The proposal deals with a matter relating to the company's ordinary business operations.

Under Rule 14a-8(i)(7), a registrant may omit a proposal if "the proposal deals with a matter relating to the company's ordinary business operations." In its Release No. 34-40018 (June 29, 1998), the SEC stated the policy underlying this provision: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

As noted above, the Fischer's proposal relates to SBC's Board of Directors implementing a policy that would increase the benefits payable to SBC's management and nonmanagement employees under its pension plan. The plan that the proponents seek to affect is a traditional pension plan, the administration of which is part of the ordinary business operations of the company. It is not appropriate, nor is it even feasible, to have the shareholders involved in mundane issues relating to employee compensation; it is simply one of the ordinary tasks necessary to operate the business.

The Staff has consistently concluded that proposals concerning employment practices and policies for the general workforce relate to the ordinary business of the registrant. More specifically, the staff has long held the position that pension benefits for employees are a general compensation matter relating to the registrant's ordinary business operations and, therefore, are properly excludable under Rule 14a-8(i)(7). See DTE Energy Company (January 22, 2001), International Business Machines Corporation (January 2, 2001, and December 30, 1999), Avery Dennison Corporation (November 29, 1999), Bell Atlantic Corporation (October 18, 1999), United Technologies Corporation (January 25, 1999), General Electric Company (January 25, 1999), and CIGNA Corporation (December 21, 1998), all of which had proposals to provide cost of living adjustments to pension benefits that were excludable because they were related to employment matters of the registrant).

Therefore, in my opinion, the proposal is properly excludable from SBC's proxy materials under Rule 14a-8(i)(7).

* * *

Consistent with the views of the Staff in the foregoing letter and release, it is my opinion that SBC may omit the proposal from its proxy materials for its 2002 Annual Meeting under Rule 14a-8.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,
Wayne A. Wirtz

Assistant General Counsel

SBC COMMUNICATIONS INC.

*4 175 E. Houston Street

2nd Floor

San Antonio, Texas 78205

Phone 210 351-3736

ENCLOSURE

December 10, 2001

MR. ARNOLD B. FISCHER, TRUSTEE

MS. JULIA M. FISCHER, TRUSTEE

FISCHER FAMILY TRUST

1610 WEST 10TH STREET

SEDALIA, MO 65301-5213

Dear Mr. and Mrs. Fischer::
On November 7, 2001 we received your letter submitting a proposal for inclusion in SBC's 2002 proxy statement and your follow up letter on November 13, 2001. The company has determined to omit your proposal from its 2002 proxy materials. A copy of the company's letter to the Securities and Exchange Commission is enclosed, detailing our reasons for the action.

Sincerely,
Wayne A. Wirtz

Assistant General Counsel

ENCLOSURE

October 28, 2001

VICE PRESIDENT AND SECRETARY OF SBC

ATTENTION: JUDITH M. SAHM

175 EAST HOUSTON

SAN ANTONIO, TX 78205

Re: Shareowner Proposal and Resolution Pertaining to Increases in Pension Benefits for

Current and Future Retired Employees

Dear Ms. Sahm:
Attached herewith is a Shareowner Proposal and Resolution pertaining to the SBC Pension Benefit Plan. This proposal would establish a procedure for annual pension benefit increases whenever financially feasible equal to the social security benefit increase provided to social security retiree recipients.

The purpose of this proposal is to ensure that SBC retirees are provided a dignified and respectable retirement which is not eroded over the years by inflation. This resolution not only benefits those retirees, but also would substantially increase morale for current employees who are looking forward to a fair and equitable retirement from SBC.

It is furthermore my desire to have this resolution personally presented at the Annual Meeting. Please advise as to the procedures for accomplishing this goal.

If you have any questions about this resolution, or if further changes need to be made, please advise. Otherwise, this correspondence with attached resolution constitutes our Shareowner Proposal for the next annual meeting.

Very truly yours,
Arnold B. Fischer

Julia M. Fischer

SHAREOWNER PROPOSAL

WHEREAS, it is evident that the current SBC Pension Benefit Plan provides no schedule or goal for periodic increases in pension benefits to reflect inflation; and

WHEREAS, the federal government provides whenever economically feasible, for periodic increases in retiree Social Security benefits to permit recipients to cope with inflation; and

WHEREAS, it is a benefit not only to current retirees, but also to employees who intend to retire from SBC to have a pension benefit which reflects, at least to the extent that Social Security reflects, increases in inflation; and

WHEREAS, it is the intent of this Resolution to provide for such increases only if economically feasible;

NOW THEREFORE, BE IT RESOLVED, that the SBC Board of Directors direct its Finance/Pension Committee to implement a policy which would provide percentage increases in pension benefits to SBC Pension Benefit Plan recipients who now or in the future would receive monthly annuitized benefits and in such percentages at such times as Social Security retiree recipients receive benefit increases; and

*5 BE IT FURTHER RESOLVED, that said percentage benefit increases will be provided so long as the financial stability of the SBC Pension Benefit Plan is not severely threatened as a result of said increase; and

BE IT FINALLY RESOLVED, that said policy would permit a deferral of said monthly pension benefit increases only if the financial stability of the Fund would be thereby seriously threatened as evidenced by an outside independent audit report reflecting that the providing of such benefit increase could lead to the insolvency of the SBC Pension Benefit Plan.

Arnold B. Fischer

Julia M. Fischer

LETTER TO SEC

December 28, 2001

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: SBC Communications, Inc. 2002 Annual Meeting

Shareholder Proposal of Arnold Fischer and Julia Fischer

Dear Sir:
This letter is in response and opposition to the December 10, 2001, correspondence transmitted to your office by SBC Communications, Inc., a copy of which is attached as Exhibit A. Citing Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended. Enclosed are an original and six copies of said correspondence. The first contention contained in the SBC letter refers to Rule 14a-8(b)(1) and 14a-8(f). SBC erroneously contends that "the proponent fails to follow one of the eligibility procedural requirements for submitting a shareholder proposal." This is not true. Proponents are shareholders of SBC and have owned at least $2,000.00 in market value of SBC stock for years. Mr. Fischer has provided a Statement of his continuous ownership and SBC certainly has records to reflect this fact. His ownership is continuous and remains continuous to date.

The second contention raised in the SBC letter for refusal to submit the Proposal is pursuant to Rule 14a-8(i)(7) which states in pertinent part that "" the Proposal deals with a matter relating to the company's ordinary business operations." The Proposal in question does not deal with ordinary business operations. In fact, it deals with the extraordinary decisions pertaining to periodic increases in pension benefits. The Proposal stands on its own in this regard. Contrary to the contention of ordinary business operations, the Proposal states in pertinent part "whereas it is evident that the current SBC Pension Benefit Plan provides no schedule or goal for periodic increases in pension benefits to reflect inflation ..." Decisions concerning pension increases in accordance with Social Security retiree recipient increases could be deferred in emergency circumstances under the Proposal. The financial stability of the Fund in question has never been seriously threatened and such deferral would therefore be an extraordinary business decision and not one of ordinary business operations. Furthermore, the shareowners supporting statement refers to the extremely lucrative buyouts and retirement incentives provided for top management personnel on a non-recurring and totally extraordinary basis. Those normal retirees having received only five small pension increases since December , 1983, while the same Fund is used to provide huge buyouts and retirement incentives for senior management on a case by case basis, there is nothing ordinary about the Proposal and what it seeks to remedy. (See Shareowners Supporting Statement and Shareowner Proposal attached.)

*6 Interestingly, nothing in the earlier correspondence of SBC referred to the contention that the subject matter of the Proposal dealt with matters relating to the company's ordinary business operations.

Under such circumstances, the conclusions of the company in an attempt to prevent embarrassing disclosures of pension fund misuse to shareowners are highly suspect. In view of what has recently occurred with ENRON, the needs of shareowners and especially of shareowner/employees must not be so lightly disregarded. Our clients, the Fischers, feel, with some justification, that as shareowners, they are being treated by SBC as adversaries. They merely wish to have put in place a policy directing periodic pension increases for retirees in a fund which has more than eighteen billion dollars in assets. SBC should welcome this legitimate challenge from shareowners and should not play a disingenuous game of hide and seek with the rights of its shareowners and the pensions of its employees.

It is respectfully requested that the December 10, 2001 correspondence of SBC be discounted and that SBC be directed to include the Proposal in its 2002 proxy statement.

Very truly yours,
Ronald C. Gladney

LETTER TO SEC

January 7, 2002

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: SBC Communications Inc. 2002 Annual Meeting

Shareholder Proposal of Arnold Fischer and Julia Fischer

Dear Gentlemen:
This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On December 10, 2001, SBC submitted a letter to the Division of Corporation Finance notifying the Division that it intended to omit from its 2002 proxy statement a shareholder proposal submitted by Arnold Fischer and Julia Fischer. On December 28, 2001, SBC received a fax copy of a letter addressed to the Division, dated December 27, 2001, from Ronald Gladney, counsel for the Fischers, setting forth their response to SBC's letter.

In SBC's December 10 letter, SBC stated that the proposal was excludable from its proxy statement because the proponents failed to provide documentation that they had continuously owned the requisite number of SBC shares for one year prior to submitting their proposal. Notwithstanding Mr. Gladney's statement that the proponents had provided SBC with a statement of continuous ownership of SBC shares, the record reflects otherwise. As stated in our December 10 letter, SBC has found no record of proponents as shareholders. Where a shareholder is not the record holder, such as when the shares are held through a broker, nominee, or other custodian on behalf of the shareholder, SBC does not have access to records reflecting ownership of those shares. Although the proponents did submit various brokerage statements proving ownership of SBC shares at various times during the year 2001, they failed to provide a statement from their broker to the effect that such shares were held continuously for the requisite one year-period.

*7 In Mr. Gladney's response, he attached a statement from Edward Jones dated December 17, 2001, which is still insufficient documentation to prove continuous ownership. Not only is it late (the documentation was required by November 29, 2001), but at most it only establishes ownership for two months from October 15, 2001 to December 17, 2001.

Rule 14a-8(b)(1) requires that the proponent "continuously" hold the shares for at least one year by the date the proposal is submitted. Where the proponent is not a record holder, Rule 14a-8(b)(2) specifically requires a verification from the record holder to the effect that the proponent beneficially owns the shares and has complied with the one year holding period. Upon notification of this requirement, the shareholder must supply the information within 14 days of the request by the issuer under Rule 14a-8(f). Although the proponents were timely notified of this deficiency by SBC, they failed to comply with the rule.

In addition, Mr. Gladney attempts to argue that the proposal deals with ""extraordinary decisions pertaining to periodic increases to pension benefits" rather than ordinary business operations. SBC maintains that the proposal relates to ordinary business matters because the plan that the proponents seek to affect is a traditional pension plan, the administration of which is part of the ordinary business operations of the company. It is not appropriate, nor even feasible, to have shareholders determine the numerous and complex matters involving employee compensation.

Under Rule 14a-8(i)(7), a registrant may omit a proposal if "the proposal deals with a matter relating to the company's ordinary business operations." In its Release No. 34-40018 (June 29, 1998), the SEC stated the policy underlying this provision: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." As shown in SBC's December 10, 2001, letter, the Staff has consistently concluded that proposals concerning employment practices and policies for the general workforce relate to the ordinary business of the registrant.

Therefore, in my opinion, SBC may omit the proposal from its proxy materials for its 2002 Annual Meeting under Rule 14a-8.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,
Wayne A. Wirtz

Assistant General Counsel

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 23, 2002

Publicly Available January 23, 2002

Re: SBC Communications Inc.

Incoming letter dated December 10, 2001

The proposal relates to pension benefits.

There appears to be some basis for your view that SBC may exclude the proposal under Rule 14a-8(f). We note that the proponents appear to have failed to supply documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which SBC relies.

*8 Sincerely,

Maryse Mills-Apenteng

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 201987 (S.E.C. No - Action Letter)

END OF DOCUMENT

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Mrs. Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ 08057-2717

December 13, 2004
Ph: 856 235 1711

Re: AT&T deletion request of 12/09/2004.

Ladies and Gentlemen:

Again we have repetitious claims with burdensome exhibit material objecting to a properly presented Proposal. I received 28 pages of S.E.C. Rules, 10 of "Telular" Material, 9 of SBC Communications, and 12 of prior AT&T, all concerning previous decisions. The "Rules" are not "cast in stone"!

AT&T applied to its own Registrant, Equiserve for confirmation of my holdings

When they were shown a "0'" balance in both accounts, they chose not to enquire the pre-closing holdings, its transfer or sale. Instead they claim I have no proof. This is negligence, as I had stated that I was the owner of $2000.00 or more in AT&T stock. A person does not recklessly embarrass themselves by making false claims.

The entire problem lies with AT&T decisions. They reverse split our shares. After the reduction, those holding less than 100 were offered a buy-back or buy up proposal. The "costs" are explained in my letter of September 15, 2004 to Mr. Gallagher.

The printout is correct except for the "number of shares" I misplaced billing on a copier, not something to get worked up about, but more demonstration of effort to delete.

An astute person using basic math could divide the share price into the primary total cost and determine that the original purchase was of 200 shares. Other additions brought my total holdings to 1025 shares; reverse split of 1 for 5 to present 205 shares. AT&T through registrant required return of certificates in exchange for new. As noted prior, I had holdings ownership transferred to TD Waterhouse for easy disposal at savings available. .

The "Intel" material was an effort to dissuade AT&T not to be a similar "non-believer" It merely enhanced their effort to ask for deletion. AT&T sent 48 "exhibit" pages.

Mr. Thompson states: "Indeed, the Proponent has provided no evidence of any kind establishing any continuity of ownership or any evidence of ownership at all on the date of submission of the Proposal" [page 3, par. 2, lines 4-6] This is "false and misleading" as at time of Proposal, proof of ownership is not required until asked or contested.

Three requests for special letters from T.D.Waterhouse.have been provided. The S.E.C. should accept my statement that it is an intrusion on their time, not a trade or any income producing maneuver. A computer generated copy of holdings is available by using a secret code, not available to others, and is correct as evidence. Nor all sheets contain owner's identity. AT&T's actions in eliminating further certificates caused the problem. The corporate officials should have accepted my presentation.

This material was typed and printed by my husband, as I do not type nor use a computer.

Enclosures: Exhibits
Rhymes for stress relief, not part of presentation.
6 copies to S.E.C.
! copy to AT&T Corp.

Sincerely,



Mary F. Morse, Trustee

EXHIBIT

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(b) and Rule 14a-8(f)(1).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b) and RULE 14a-8(f)(1) IF THE PROPONENT IS NOT A RECORD OR BENEFICIAL OWNER OF AT LEAST 1% OR $2,000 IN MARKET VALUE OF SECURITIES ENTITLED FOR VOTE AND HAS HELD SUCH SECURITIES FOR AT LEAST ONE YEAR

Under Rule 14a-8(b)(1), the Proponent shall be a record or beneficial owner of at least 1% or $2,000 in market value of securities entitled to be voted on the Proposal at the meeting and have held such securities for at least one year and shall continue to own such securities through the date on which the meeting is held. The Company notified Proponent of this procedural requirement in letters (see attached) dated September 13, 2004, and September 14, 2004 (each sent within 14 calendar days after receiving the Proposal on September 3, 2004) advising the Proponent that "the SEC rule requires that the proponent of a proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." The Company also advised the Proponent that it had verified with its transfer agent that there were no registered shares held in the name of the Mary F. Morse Family Trust, Mary F. Morse or her spouse, Robert D. Morse. Additionally, in its September 14, 2004 letter, the Company specifically advised the Proponent of the two ways in which she must prove beneficial ownership: either "you must submit to AT&T a written statement from the "record" holder of your securities (usually a bank or a broker) verifying that, at the time you submitted the proposal, that you continuously held the securities for at least one year" or "provide a Schedule 13D, Schedule 13G, Form 4 and/or Form 5" substantiating the ownership requirement.

On September 14, 2004, and September 15, 2004, respectively, Proponent received the Company's letters (see attached FedEx tracking receipts). AT&T received a written response (see attached) from the Proponent dated September 15, 2004. Attached to the September 15, 2004, letter was a photocopy of a written statement from TD Waterhouse, labeled in magic marker "Exhibit of Intrusion Needed," addressed to the Proponent's spouse, Robert D. Morse, dated September 8, 2004, confirming his ownership of 500 shares of Intel Corporation. Proponent also attached a photocopy of a page from a brokerage statement from TD Waterhouse dated March 31, 2004, indicating that on that date the Mary F. Morse Family Trust owned 205 shares of "AT&T Corp. New." The Company responded with a letter (see attached) dated September 24, 2004, which the Proponent received on September 25, 2004 (see attached FedEx tracking receipt). The letter outlined the deficiency in Mrs. Morse's proof of beneficial ownership (in that the written statement evidenced ownership of Intel Corporation by her spouse but not the ownership of AT&T Corp. by her family trust) and advised her again to correct the deficiency. The Proponent responded with a letter dated September 27, 2004. Attached to the September 27 correspondence was a photocopy of a brokerage confirmation statement from Quick & Reilly, Inc. with a trade date of February 6, 1984, indicating the purchase of shares of "American Tel & Tel Co." The photocopy is cut off on the left side so that the number of shares cannot be determined and the name of the purchaser is only partly readable as "... F. Morse." Also attached was a printout from the Internet of an undated TD Waterhouse account statement, one line of which contains a reference to a holding of 205 shares of "AT&T Corp. New." The printout does not contain the name of the account holder. Handwritten in magic marker at the top of the page is the phrase "MARY F. MORSE, TRUSTEE." Nothing further was received from the Proponent.

Accordingly, the Proponent has failed to provide the affirmative written statement from the record holder of the securities required by Rule 14a-8(b)(2)(i) in order to prove ownership of the Company's securities for a period of one year as of the time of the submission of the Proposal. Indeed, the Proponent has provided no evidence of any kind establishing any continuity of ownership or any evidence of ownership at all on the date of submission of the Proposal. According to Division of Corporate Finance, Securities and Exchange Commission, Staff Legal Bulletin No. 14, July 13, 2001, p. 13, "A shareholder must submit an affirmative written statement from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." In view of the fact that the Proponent failed to include an affirmative written statement from the record holder and proof of continuous ownership required by the Rule, the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1). See Telular Corp., November 26, 2003, SBC Communications Inc., January 23, 2002, and AT&T Corp., March 6, 2001.

Based on the foregoing, the Company respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2004 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 532-1901. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,



John W. Thomson

Enclosures

EXHIBIT

Mary F. Morse, Trustee
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
September 15, 2004

Joseph P. Gallagher
Office of The Secretary
AT&T Corporation
One AT&T Way Rm. 3A144J
Bedminster, NJ 07921

Dear Mr. Gallagher:

Thank you for your two letters. Here is a quick run-down of the situation:

My husband, Robert, bought AT&T stock as a retirement investment –600 shares on 12/28/83—600 shares on 1/16/84 to total of 2720 shares. All certificates but 46 shares still in re-investment plan at EquiServe were sold through TD Waterhouse when price dropped to $27.00. My remaining 205 shares are from original 2/6/84 purchase.

EquiServe offer to buy or sell less than 100 shares. Cost to not exceed $60.00. TD Waterhouse Internet transaction cost is $15.00 to 2500 shares, therefore, his 46 shares were moved along [separately] with my 205 reduced shares to holding in street form to that Broker for cost savings and ease of disposal if desired..

AT&T announces discontinuance of certificate issue

The SEC Rules of NOT ACCEPTING broker or bank statements of holdings as proof of purchase and present holdings is tantamount to claiming that all such could be distribution of false and misleading statements ! Why would AT&T concur, except to impose roadblocks to presenting a legitimate Proposal ?

A low cost call to TD Waterhouse, stating the situation would produce quicker confirmation if yet necessary after this observation. The number is 1 800 934 4448 NOT MENTION

Another firm has disrupted TD Waterhouse for the THIRD YEAR by demanding proof of owning and retaining the SAME shares, and THIS YEAR NOT HAVING TRADED THOSE $2000.00 in equity OVER ONE YEAR OWNED.

(DELETED SEE: TD WATERHOUSE ACCT.
~~I will obtain such proof to fulfill your request~~ and) a third company's received by my husband, whom prepares this material as I do not type nor use a computer.

One should appreciate this as being an imposition on any dealer contacted, not being normal business operation for them. I shall so notify the SEC again.

Sincerely,

Mary F. Morse Trustee

MARY

2-6-84
200 ATT 16 3/4

3395.73
- 2000 - Rec-pd 2-8-84
1395.73 Bal due

EXHIBIT

PHILADELPHIA PA FEB 17 84
U.S. POSTAGE 20

Clearing Corporation
New York Stock Exchange, Inc.
120 BROADWAY
YORK, NEW YORK 10271

At Bank
sold
12/26 200

CERT ~~Sent to~~ WTHSE
exchanged ck #4 -
for new shares AARPacct #5
12/3/83 NOW! 205 NEW

Trustee
at bank

MARY F MORSE
212 HIGHLAND AVENUE
MORRESTOWN NJ 08057

JECT TO TERMS AND CODED SYMBOLS AS
CATED BY : ARE EXPLAINED ON REVERSE SIDE

Quick & Reilly, Inc.

120 Wall Street, New York, N.Y. 10005
(212) 943-8686 (800) 221-5220

NEW YORK STOCK EXCHANGE, INC.

Account carried by
Q & R Clearing Corporation
Members N.Y. Stock Exchange
120 BROADWAY NEW YORK N.Y. 10271

	YOU SOLD
2	

AMERICAN TEL & TEL CO-NEW
-EX DISTRIBUTION-
WHEN ISSUE EXTENDED*
AS OF 02/06/84

PRICE	M	C
16 3/4	1	1

CU. 030177505100

AMOUNT	INTEREST	COMMISSION	STATE TAX		SEC FEE	SERVICE CHARGE	AMOUNT DUE
5000		4573					339573

TRADE DATE	SETTLEMENT DATE	PROCESS DATE
020684	022484	0216

TAX IDENTIFICATION NUMBER	ACCOUNT NUMBER-T.C.	R.R.
148-05-1477	13720334-1-3	209

SECURITY NO.	INTERNAL USE ONLY	
A500559	04648	0

. MORSE
GHLAND AVENUE
TOWN NJ 08057

FOR THE ACCOUNT OF

3 PENN CENTER PLAZA
PHILADELPHIA, PA. 19103
TEL (215) 568-6770

TO TERMS AND CODED SYMBOLS AS
BY : ARE EXPLAINED ON REVERSE SIDE
174 0456 2557

ORIGINAL CONFIRMATION
RETURN SECOND COPY WITH PAYMENT OR SECURITIES BY SETTLEMENT DATE ABOVE

MAIL CHECKS OR SECURITIES TO ABOVE ADDRESS.
MAKE CHECKS PAYABLE TO:
Q & R CLEARING CORPORATION.



Waterhouse

TD Waterhouse Investor Services, Inc.
100 Wall Street
New York, NY 10005-3701
tdwaterhouse.com
Member NYSE/SIPC

EXHIBIT

ACCOUNT STATEMENT

ACCOUNT NO.	LAST STATEMENT	PERIOD ENDING	PAGE
[redacted]	02/27/2004	03/31/2004	1 OF 3

S1 067 XXX NYNN 1 4343 01667 001/003
MARY F MORSE TR
UA 09 23 93
MARY F MORSE FAMILY TRUST
212 HIGHLAND AVE
MOORESTOWN NJ 08057-2717

BRANCH INFORMATION

210 LAKE DRIVE EAST STE 106
WOODLAND FALLS
CHERRY HILL, NJ 08002

CUSTOMER SERVICE: (800) 934-4448

PORTFOLIO VALUE SUMMARY

ASSET ALLOCATION
MARCH 31, 2004


CASH/EQUIV
STOCKS

	THIS PERIOD	%	LAST PERIOD	%
MONEY MARKET ACCT - FDIC	$600.26	.5	$ 0.00	
MONEY MARKET FUND	4,708.84	4.2	4,707.39	4.1
STOCKS	107,662.86	95.3	109,646.06	95.9
FIXED INCOME				
OPTIONS				
MUTUAL FUNDS				
UNIT INVESTMENT TRUSTS				
TOTAL PORTFOLIO VALUE	$112,971.96	100.0	$114,353.45	100.0

PORTFOLIO POSITIONS LONG

ACCT	QUANTITY	DESCRIPTION	SYMBOL	MARKET PRICE	MARKET VALUE	PORT PCT	DIV OR INT %	EST. ANNUAL INCOME
		CASH & CASH EQUIVALENTS						
CASH	600.26	TD WATERHOUSE BANK MONEY MARKET ACCOUNT		1.000	600.26	0.5	0.34	2
CASH	4,708.84	TD WATERHOUSE MONEY MARKET PORTFOLIO (SWEEP)	CMFMZ	1.000	4,708.84	4.2	0.34	16
		TOTAL - CASH & CASH EQUIVALENTS			5,309.10	4.7		18
		STOCKS						
CASH	205	AT&T CORP NEW	T	19.570	4,011.85	3.6	0.95	195

NOTE: 2/6/84 CERT. RE-ISSUED BY EQUISERVE TO PRESENT 205 CERT. TENDERED TO TD WATERHOUSE THEREFORE NO POSIBILITY CONFIRMATION OF TOTAL 1 YEAR OWNERSHIP BY THAT ENTITY. IF ASKED YOUR TRUST NEEDED IN THIS INSTANCE.

RDM

R.D. Morse
212 Highland Avenue
Moorest... NJ 08057-27

These rhymes are for stress relief.

ODE TO JACQUES MAYER

GOLFING

"My friend, what do you plan to do today ?"
"Well, Pal, I'm about to go out and play."
"A few rounds will keep me in shape,
Rather than some garden chores to make."
"I heard that you once made a hole in one."
"Is that something you've actually done ?"
"Yes, it's true, and I was quite elated."
"Then you won't mind if I help you be deflated ?"
"Were that a coin, and you made a hole in one,
Its keepsake value then becomes none !"

Robert Dennis Morse 6:25 AM 6-14-04

BIRD BRAIN, AGAIN

My "Golf Story" is making the rounds,
Now my next just confounds.
Do you carry, perhaps to show off.
A game bag for birdies, so they wont fly off ?

SPLENDOR

I heard a voice in the wilderness of a slot:
Now I will tell you what it is, and what not.
When you hit three Icons a voice is triggered,
And "SPLENDID" rings out in a voice configured.
You become enchanted at your upcoming chance,
To hit a hidden jackpot, emotions dance.
I am speaking to you with candor:
Try living once in a land of Splendor !

BAR CODE

For umpteen years, there's been a code,
Though unwritten4, it became a mode
Of how to respect others, seated next,
It did noi necessarily require a text.
Now, along came a very clever man,
Who conceived a better, written plan;
To speed up checkout on a shopping chore,
Now the new bar code is acclaimed by more.

These rhymes are for stress relief.

R.D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2?

ODE TO KELLI

"WALK YOUR TOES"

Here is some info not everyone knows:
That you can actually: "Walk your toes".
First slide a foot partially into a shoe.
Instead of pulling, I want you to:
Walk your toes, and your foot will glide
Very smoothly, and it is soon inside.
There is no charge for this advice,
But receiving a smile would be nice

4 Min. 11-6-04 4:45AM Robert Dennis Morse

PRIORITIES

If you are one who has priorities,
You may be thinking life a breeze.
"First things to do" could be troubling you,
So, here is what I ask you to do:
Stop doing these daily "Must do's",
And stress thereby will soon defuse.
Life will become once more of ease:
Perhaps tension will also begin to cease.

6min. 11-11-04 8:30AM Robert Dennis Morse

EXPLANATION

I trust these rhymes need not cause a rift,
Since they arrived to me as a "Gift".
"What will this guy write next?"
"Can't say, as I have not yet received the text!"

Robert Dennis Morse
1 or 2 Min. 5"30AM 12-13-04

APPLICATION

Why have I not gone down as "Rhymist" in history?
"Not yet nominated", solves the mystery.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 8, 2004

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of AT&T's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as of the date that she submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel